Consolidated Financial Statements

For the years

ended

December 31, 2023 and 2022

Osisko Gold Royalties Ltd

Consolidated Financial Statements

Management's Report on Internal Control over Financial Reporting

Osisko Gold Royalties Ltd's (the "Company's") management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (United States), as amended.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2023. The Company's management conducted an evaluation of the Company's internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company's management's assessment, the Company's internal control over financial reporting is effective as at December 31, 2023.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is located on the next pages.

(signed) Jason Attew	(signed) Frédéric Ruel
President, Chief Executive Officer and Director	Vice President, Finance and Chief Financial Officer

February 20, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Osisko Gold Royalties Ltd

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Osisko Gold Royalties Ltd and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers LLP
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, ca_montreal_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of impairment indicators of royalty, stream and other interests

As described in Notes 3, 5 and 12 to the consolidated financial statements, the Company's royalty, stream and other interests carrying amount was $1,553 million as of December 31, 2023. Management assesses at each reporting date whether there are indicators that the carrying amount may not be recoverable, which give rise to the requirement to conduct a formal impairment test. Impairment is assessed at the cash-generating unit (CGU) level, which is usually at the individual royalty, stream and other interests level for each property from which cash inflows are generated. Management uses judgement when assessing whether there are indicators of impairment, including a significant change in mineral reserve and resources, significant negative industry or economic trends, significantly lower production than expected, a significant change in current or forecast commodity prices and other relevant operator and financial information.

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators of royalty, stream and other interests is a critical audit matter are (i) the judgement by management when assessing whether there were indicators of impairment which would require a formal impairment test to be performed; and (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures to evaluate audit evidence related to management's assessment of impairment indicators related to a significant change in mineral reserve and resources, significant negative industry or economic trends, significantly lower production than expected, a significant change in current or forecast commodity prices and other relevant operator and financial information.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of impairment indicators of royalty, stream and other interests. These procedures also included, among others, evaluating the reasonableness of management's assessment of impairment indicators for a sample of royalty, stream and other interests, related to a significant change in mineral reserve and resources, significant negative industry or economic trends, significantly lower production than expected, a significant change in current or forecast commodity prices and other relevant operator and financial information by considering (i) current and past performance of royalty, stream and other interests; (ii) consistency with external market and industry data; (iii) publicly disclosed or other relevant information of operators of royalty, stream and other interests; and (iv) consistency with evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers LLP

Montréal, Canada

February 20, 2024

We have served as the Company's auditor since 2006.

Osisko Gold Royalties Ltd

Consolidated Balance Sheets
As at December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars)

		December 31,	December 31,
		2023	2022
	Notes	$	$

Assets

Current assets

Cash	6	67,721	90,548
Short-term investments	7	8,200	-
Amounts receivable	8	6,282	11,700
Other assets	9	1,842	2,546
		84,045	104,794

Non-current assets

Investments in associates	10	115,651	319,763
Other investments	11	93,025	73,504
Royalty, stream and other interests	12	1,553,111	1,378,253
Goodwill	13	111,204	111,204
Other assets	9	8,951	8,783
		1,965,987	1,996,301

Liabilities

Current liabilities

Accounts payable and accrued liabilities	14	8,209	6,825
Dividends payable	17	11,121	10,121
Lease liabilities	15	1,122	921
		20,452	17,867

Non-current liabilities

Lease liabilities	15	6,879	6,701
Long-term debt	16	191,879	147,950
Deferred income taxes	19	96,279	86,572
		315,489	259,090

Equity

Share capital	17	2,097,691	2,076,070
Contributed surplus		79,446	77,295
Accumulated other comprehensive income		28,058	47,435
Deficit		(554,697)	(463,589)
		1,650,498	1,737,211
		1,965,987	1,996,301

APPROVED ON BEHALF OF THE BOARD

(signed) Norman MacDonald, Chair of the Board of Directors	(signed) Joanne Ferstman, Director

The notes are an integral part of these consolidated financial statements.	6

Osisko Gold Royalties Ltd

Consolidated Statements of Income (Loss)
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		2023	2022
	Notes	$	$

Revenues	20	247,320	217,809

Cost of sales	20	(16,646)	(16,076)
Depletion	20	(56,393)	(51,355)
Gross profit		174,281	150,378

Other operating expenses
General and administrative	20	(32,829)	(20,216)
Business development	20	(6,179)	(5,375)
Impairment of royalty and stream interests	20	(47,619)	(1,818)
Operating income		87,654	122,969
Interest income		6,831	9,767
Finance costs		(18,946)	(22,339)
Foreign exchange gain		1,603	20,146
Share of income (loss) of associates		7,925	(1,863)
Other losses, net	20	(120,153)	(15,557)
(Loss) earnings before income taxes		(35,086)	113,123
Income tax expense	19	(13,257)	(27,838)
Net (loss) earnings from continuing operations		(48,343)	85,285
Net loss from discontinued operations	29	-	(268,475)
Net loss		(48,343)	(183,190)

Net loss attributable to:
Osisko Gold Royalties Ltd's shareholders		(48,343)	(118,754)
Non-controlling interests		-	(64,436)

Net (loss) earnings per share from continuing operations attributable to Osisko Gold Royalties Ltd's shareholders
Basic and diluted	22	(0.26)	0.47

Net loss per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic and diluted	22	(0.26)	(0.66)

The notes are an integral part of these consolidated financial statements.	7

Osisko Gold Royalties Ltd

Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars)

	2023	2022
	$	$

Net loss	(48,343)	(183,190)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statement of income (loss)

Changes in fair value of financial assets at fair value through other comprehensive income	5,915	(43,486)
Income tax effect	753	4,324

Share of other comprehensive loss of associates	(3,306)	(1,368)

Items that may be reclassified to the consolidated statement of income (loss)

Currency translation adjustments	(15,596)	49,904

Disposal of investments in associates
Reclassification to the statements of income (loss) of the other comprehensive income, net of income tax	(1,136)	(294)

Share of other comprehensive loss of associates	(3,489)	-

Other comprehensive (loss) income	(16,859)	9,080

Comprehensive loss	(65,202)	(174,110)

Comprehensive (loss) income attributable to Osisko Gold Royalties Ltd's shareholders:
From continuing operations	(65,202)	88,988
From discontinued operations	-	(204,039)

Comprehensive loss attributable to:
Osisko Gold Royalties Ltd's shareholders	(65,202)	(115,051)
Non-controlling interests	-	(59,059)

The notes are an integral part of these consolidated financial statements.	8

Osisko Gold Royalties Ltd

Consolidated Statements of Cash Flows
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars)

		2023	2022
	Notes	$	$

Operating activities
Net (loss) earnings from continuing operations		(48,343)	85,285
Adjustments for:
Share-based compensation		10,407	7,119
Depletion and amortization		57,615	52,415
Impairment of royalty and stream interests		47,619	1,818
Expected credit loss and write-off of other investments		37,209	-
Impairment of investments in associates		64,771	2,361
Finance costs		492	7,340
Share of (income) loss of associates		(7,925)	1,863
Net gain on acquisition of investments		-	(48)
Change in fair value of financial assets at fair value through profit and loss		13,156	16,848
Net gain on dilution of investments in associates		(4,842)	(3,604)
Loss on disposal and deemed disposal of associates		10,494	-
Foreign exchange gain		(1,781)	(19,907)
Deferred income tax expense		10,672	26,688
Other		(632)	116
Net cash flows provided by operating activities before changes in non-cash working capital items		188,912	178,294
Changes in non-cash working capital items	23	(1,885)	(3,231)
Net operating cash flows provided by continuing operations		187,027	175,063
Net operating cash flows used by discontinued operations	29	-	(65,116)
Net cash flows provided by operating activities		187,027	109,947

Investing activities
Acquisitions of short-term investments		(8,362)	-
Acquisitions of investments		(53,279)	(12,472)
Proceeds from disposal of investments	10, 11	132,959	2,960
Acquisitions of royalty and stream interests		(291,108)	(124,209)
Cash balance of Osisko Development Corp. at the time of deconsolidation	29	-	(133,138)
Other		(46)	(18)
Net investing cash flows used by continuing operations		(219,836)	(266,877)
Net investing cash flows used by discontinued operations	29	-	(114,984)
Net cash flows used in investing activities		(219,836)	(381,861)

Financing activities
Bought deal equity financing	17	-	311,962
Share issue costs	17	-	(13,941)
Increase in long-term debt, net of discount on banker's acceptances	16	255,210	147,833
Repayment of long-term debt, net of discount on banker's acceptances	16	(207,528)	(413,120)
Exercise of share options and shares issued under the share purchase plan		12,845	4,387
Normal course issuer bid purchase of common shares	17	-	(22,135)
Dividends paid		(39,903)	(37,929)
Capital payments on lease liabilities		(973)	(874)
Withholding taxes on settlement of restricted and deferred share units		(4,850)	(2,224)
Other		(491)	(555)
Net financing cash flows provided (used) by continuing operations		14,310	(26,596)
Net financing cash flows provided by discontinued operations	29	-	245,833
Net cash flows provided by financing activities		14,310	219,237

Decrease in cash before effects of exchange rate changes		(18,499)	(52,677)

Effects of exchange rate changes on cash
Continuing operations		(4,328)	21,008
Discontinued operations	29	-	6,519
Net decrease in cash		(22,827)	(25,150)
Cash - January 1		90,548	115,698
Cash - December 31	6	67,721	90,548

Additional information on the consolidated statements of cash flows is presented in Note 23.

The notes are an integral part of these consolidated financial statements.	9

Osisko Gold Royalties Ltd

Consolidated Statement of Changes in Equity
For the year ended December 31, 2023

(tabular amounts expressed in thousands of Canadian dollars)

	Number of			Accumulated
	common			other
	shares	Share	Contributed	comprehensive
	outstanding	capital	surplus	income (i)	Deficit	Total
		$	$	$	$	$

Balance - January 1, 2023	184,037,728	2,076,070	77,295	47,435	(463,589)	1,737,211

Net loss	-	-	-	-	(48,343)	(48,343)
Other comprehensive loss	-	-	-	(16,859)	-	(16,859)
Comprehensive loss	-	-	-	(16,859)	(48,343)	(65,202)

Dividends declared	-	-	-	-	(43,493)	(43,493)
Shares issued - Dividends reinvestment plan	140,405	2,589	-	-	-	2,589
Shares issued - Employee share purchase plan	17,809	324	-	-	-	324
Share options - Share-based compensation	-	-	4,164	-	-	4,164
Share options exercised	938,615	15,834	(3,192)	-	-	12,642
Restricted share units to be settled in common shares:
Share-based compensation	-	-	4,993	-	-	4,993
Settlement	166,161	2,245	(4,534)	-	(1,643)	(3,932)
Income tax impact	-	-	227	-	-	227
Deferred share units to be settled in common shares:
Share-based compensation	-	-	1,245	-	-	1,245
Settlement	45,806	629	(944)	-	(147)	(462)
Income tax impact	-	-	192	-	-	192
Transfer of realized gain on financial assets at fair value through other comprehensive income, net of income taxes	-	-	-	(2,518)	2,518	-
Balance - December 31, 2023	185,346,524	2,097,691	79,446	28,058	(554,697)	1,650,498

(i) As at December 31, 2023, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statements of income (loss) amounting to ($10.0) million and items that may be recycled to the consolidated statements of income (loss) amounting to $38.1 million.

The notes are an integral part of these consolidated financial statements.	10

Osisko Gold Royalties Ltd

Consolidated Statement of Changes in Equity
For the year ended December 31, 2023

(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd's shareholders
		Number of				Equity	Accumulated
		common				component of	other			Non-
		shares	Share		Contributed	convertible	comprehensive			controlling
	Notes	outstanding	capital	Warrants	surplus	debentures	Income (i)	Deficit	Total	interests	Total
			$	$	$	$	$	$	$	$	$
Balance - January 1, 2022		166,493,597	1,783,689	18,072	42,525	14,510	58,851	(283,042)	1,634,605	145,456	1,780,061

Net loss		-	-	-	-	-	-	(118,754)	(118,754)	(64,436)	(183,190)
Other comprehensive income		-	-	-	-	-	3,703	-	3,703	5,377	9,080
Comprehensive income (loss)		-	-	-	-	-	3,703	(118,754)	(115,051)	(59,059)	(174,110)

Bought deal financing	17	18,600,000	311,962	-	-	-	-	-	311,962	-	311,962
Share issue costs, net of income taxes of $3.7 million	17	-	(10,247)	-	-	-	-	-	(10,247)	-	(10,247)
Net investments from minority shareholders	29	-	-	-	-	-	-	-	-	210,360	210,360
Acquisition of Tintic by Osisko Development Corp.	29	-	-	-	-	-	-	-	-	109,657	109,657
Effect of changes in ownership of a subsidiary on non- controlling interest		-	-	-	-	-	-	(32,184)	(32,184)	32,184	-
Dividends declared		-	-	-	-	-	-	(40,573)	(40,573)	-	(40,573)
Shares issued - Dividends reinvestment plan		118,639	1,680	-	-	-	-	-	1,680	-	1,680
Shares issued - Employee share purchase plan		20,383	303	-	-	-	-	-	303	-	303
Share options - Share-based compensation		-	-	-	2,827	-	-	-	2,827	2,487	5,314
Share options exercised		309,749	5,280	-	(1,080)	-	-	-	4,200	-	4,200
Restricted share units to be settled in common shares:
Share-based compensation		-	-	-	3,361	-	-	-	3,361	1,383	4,744
Settlement		160,043	1,919	-	(3,747)	-	-	(416)	(2,244)	270	(1,974)
Income tax impact		-	-	-	76	-	-	-	76	-	76
Deferred share units to be settled in common shares:
Share-based compensation		-	-	-	1,075	-	-	-	1,075	462	1,537
Settlement		29,975	395	-	(407)	-	-	-	(12)	95	83
Income tax impact		-	-	-	83	-	-	-	83	-	83
Normal course issuer bid purchase of common shares	17	(1,694,658)	(18,911)	-	-	-	-	(3,224)	(22,135)	-	(22,135)
Warrants expired unexercised (ii)		-	-	(18,072)	18,072	-	-	-	-	-	-
Maturity of convertible debentures - equity component	16	-	-	-	14,510	(14,510)	-	-	-	-	-
Transfer of realized gain on financial assets at fair value through other comprehensive income, net of income taxes		-	-	-	-	-	(14,604)	14,604	-	-	-
Deconsolidation of Osisko Development Corp.	29	-	-	-	-	-	(515)	-	(515)	(443,295)	(443,810)
Balance - December 31, 2022		184,037,728	2,076,070	-	77,295	-	47,435	(463,589)	1,737,211	-	1,737,211

(i) As at December 31, 2022, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statements of income (loss) amounting to ($9.8 million) and items that may be recycled  to the consolidated statements of income (loss) amounting to $57.2 million.

(ii) On February 18, 2022, a total of 5,480,000 Osisko warrants that were exercisable at a price of $36.50 expired unexercised.

The notes are an integral part of these consolidated financial statements.	11

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together, "Osisko" or the "Company") are engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit the Company's risk/reward objectives. Osisko is a public company domiciled in the Province of Québec, Canada, whose shares trade on the Toronto Stock Exchange and the New York Stock Exchange and is constituted under the Business Corporations Act (Québec). The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's main asset is a 3-5% net smelter return ("NSR") royalty on the Canadian Malartic Complex, located in Canada.

2. Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB"). The accounting policies, methods of computation and presentation applied in these consolidated financial statements are consistent with those of the previous financial year, except for the adoption of the amendments to IAS 1 and IAS 8 (Note 4). The Board of Directors approved these consolidated financial statements for issue on February 20, 2024.

3. Material accounting policies

The material accounting policies applied in the preparation of the consolidated financial statements are described below.

a) Consolidation

The Company's financial statements consolidate the accounts of Osisko Gold Royalties Ltd and its subsidiaries. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation. Subsidiaries are all entities over which the Company has the ability to exercise control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to Osisko and are deconsolidated from the date that control ceases.

The principal subsidiaries of the Company, their geographic locations and their related participation at December 31, 2023 and 2022 were as follows:

Entity	Jurisdiction	Participation	Functional currency
Osisko Bermuda Limited	Bermuda	100%	United States dollar
Osisko Mining (USA) Inc.	Delaware	100%	United States dollar

The Company ceased to consolidate Osisko Development Corp. ("Osisko Development") on September 30, 2022, as management determined that Osisko was no longer in a position of control over Osisko Development. On September 30, 2022, Osisko held an interest of 44.1% in Osisko Development (75.1% as at January 1, 2022). Information on Osisko Development and the deconsolidation of the entity is provided in Note 29.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. Material accounting policies (continued)

b) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each consolidated entity and associate of the Company are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the parent Company.

Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. Gains and losses from these translations are recognized as currency translation adjustment in other comprehensive income or loss.

(ii) Transactions and balances

Foreign currency transactions, including revenues and expenses, are translated into the functional currency at the rate of exchange prevailing on the date of each transaction or valuation when items are re-measured. Monetary assets and liabilities denominated in currencies other than the operation's functional currencies are translated into the functional currency at exchange rates in effect at the balance sheet date. Foreign exchange gains and losses resulting from the settlement of those transactions and from period-end translations are recognized in the consolidated statement of income or loss.

Non-monetary assets and liabilities are translated at historical rates, unless such assets and liabilities are carried at fair value, in which case, they are translated at the exchange rate in effect at the date of the fair value measurement. Changes in fair value attributable to currency fluctuations of non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in the consolidated statement of income or loss as part of the fair value gain or loss. Such changes in fair value of non-monetary financial assets, such as equities classified at fair value through other comprehensive income, are included in other comprehensive income or loss.

c) Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other acceptable valuation techniques.

Measurement after initial recognition depends on the classification of the financial instrument. The Company has classified its financial instruments in the following categories depending on the purpose for which the instruments were acquired and their characteristics.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. Material accounting policies (continued)

c) Financial instruments (continued)

(i) Financial assets

Debt instruments

Investments in debt instruments are subsequently measured at amortized cost when the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Investments in debt instruments are subsequently measured at fair value when they do not qualify for measurement at amortized cost. Financial instruments subsequently measured at fair value, including derivatives that are assets, are carried at fair value with changes in fair value recorded in net income or loss unless they are held within a business model whose objective is to hold assets in order to collect contractual cash flows or sell the assets and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, in which case unrealized gains and losses are initially recognized in other comprehensive income or loss for subsequent reclassification to net income or loss through amortization of premiums and discounts, impairment or derecognition.

Equity instruments

Investments in equity instruments are subsequently measured at fair value with changes recorded in net income or loss. Equity instruments that are not held for trading can be irrevocably designated at fair value through other comprehensive income or loss on initial recognition without subsequent reclassification to net income or loss. Cumulative gains and losses are transferred from accumulated other comprehensive income or loss to retained earnings or deficit upon derecognition of the investment.

(ii) Financial Liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, are subsequently measured at fair value.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. Material accounting policies (continued)

c) Financial instruments (continued)

The Company has classified its financial instruments as follows:

Category	Financial instrument

Financial assets at amortized cost	Cash Short-term debt securities Notes and loans receivable Revenues receivable from royalty, stream and other interests Interest income receivable Amounts receivable from associates and other receivables

Financial assets at fair value through profit or loss	Investments in derivatives and convertible debentures

Financial assets at fair value through other comprehensive income or loss	Investments in shares and equity instruments, other than in derivatives

Financial liabilities at amortized cost	Accounts payable and accrued liabilities Borrowings under the revolving credit facility

d) Impairment of financial assets

At each reporting date, the Company assesses, on a forward-looking basis, the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in the credit risk (investments in debt instruments measured at amortized cost) or if a simplified approach has been selected (amounts receivable from associates and other receivables).

Investments in debt instruments

To the extent that a debt instrument at amortized cost is considered to have low credit risk, which corresponds to a credit rating within the investment grade category and the credit risk has not increased significantly, the loss allowance is determined on the basis of 12-month expected credit losses. If the credit risk has increased significantly, the lifetime expected credit losses are recognized.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. Material accounting policies (continued)

e) Investments in associates

Associates are entities over which the Company has significant influence, but not control. The financial results of the Company's investments in its associates are included in the Company's results according to the equity method. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company's share of profits or losses of associates after the date of acquisition. Such share of profits and losses takes into account the attribution of the price paid to the Company's share of the associate's underlying assets and liabilities. The Company's share of profits or losses is recognized in the consolidated statement of income or loss and its share of other comprehensive income or loss of associates is included in other comprehensive income or loss. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of income or loss.

The Company assesses at each reporting date whether there is any objective evidence that its investments in associates are impaired. If impaired, the carrying value of the Company's share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less costs of disposal and value-in-use) and charged to the consolidated statement of income or loss.

f) Royalty, stream and other interests

Royalty, stream and other interests consist of acquired royalty, stream and other interests in producing, development and exploration and evaluation stage properties. Royalty, stream and other interests are recorded at cost and capitalized as tangible assets. They are subsequently measured at cost less accumulated depletion and depreciation and accumulated impairment losses. The major categories of the Company's interests are producing, development and exploration and evaluation. Producing assets are those that have generated revenue from steady-state operations for the Company. Development assets are interests in projects that are under development, in permitting or feasibility stage and that in management's view, can be reasonably expected to generate steady-state revenue for the Company in the near future. Exploration and evaluation assets represent properties that are not yet in development, permitting or feasibility stage or that are speculative in nature and are expected to require several years to generate revenue, if ever, or are currently not active.

Producing and development royalty, stream and other interests are recorded at cost and capitalized in accordance with IAS 16 Property, Plant and Equipment. Producing royalty, stream and other interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimates of proven and probable mineral reserves specifically associated with the properties and may include a portion of resources expected to be converted into mineral reserves, based on judgement and historical conversion rates achieved by the mine operator. Management relies on information available to it under contracts with the operators and / or public disclosures for information on proven and probable mineral reserves and resources from the operators of the producing royalty, stream and other interests. Where publicly information is not not available, depletion is based on the Company's best estimate of the volumes to be delivered under the contracts.

On acquisition of a producing or a development royalty, stream or other interest, an allocation of the acquisition cost may be made for the exploration potential based on its fair value. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated mineral reserve and resource information obtained from the operators of the properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest.

Royalty, stream and other interests for exploration and evaluation assets are recorded at cost and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources. Acquisition costs of exploration and evaluation royalty, stream and other interests are capitalized and are not depleted until such time as revenue-generating activities begin.

Producing and development royalty, stream and other interests are reviewed for impairment at each reporting date if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of Cash-Generating Units (''CGU'') which, in accordance with IAS 36 Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream and other interest level for each property from which cash inflows are generated.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. Material accounting policies (continued)

f) Royalty, stream and other interests (continued)

Royalty, stream and other interests for exploration and evaluation assets are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. An interest that has previously been classified as exploration and evaluation is also assessed for impairment before reclassification to development or producing assets, and the impairment loss, if any, is recognized in net income or loss.

g) Goodwill

Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair value of the identifiable net assets acquired. Goodwill is then allocated to the CGU or group of CGUs that are expected to benefit from the synergies of the combination. The Company performs goodwill impairment tests on an annual basis as at December 31 of each year. In addition, the Company assesses indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are not reversed.

The recoverable amount of a CGU or group of CGUs is measured as the higher of value in use and fair value less costs of disposal.

h) Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of income or loss, except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity. In this case, the tax is also recognized in other comprehensive income or loss or directly in equity, respectively.

Current income taxes

The current income tax charge is the expected tax payable on the taxable income for the year, using the tax laws enacted or substantively enacted at the balance sheet date in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates (and laws) that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current and are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. Material accounting policies (continued)

i) Convertible debentures

The liability and equity components of convertible debentures are presented separately on the consolidated balance sheet starting from initial recognition.

The liability component is recognized initially at the fair value, by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability of comparable credit status and providing substantially the same cash flows that do not have an associated conversion option. Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest method. The carrying amount of the equity component is calculated by deducting the carrying amount of the financial liability from the amount of the debentures and is presented in shareholders' equity as equity component of convertible debentures. The equity component is not re-measured subsequent to initial recognition except on conversion or expiry.

j) Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

k) Revenue recognition

Revenue comprises revenues from the sale of commodities received and revenues directly earned from royalty, stream and other interests.

For commodities received from royalty and stream agreements paid in-kind and subsequently sold, and for offtake agreements, the Company's performance obligations relate primarily to the delivery of gold, silver or other products to the customers. Revenue is recognized when control is transferred to the customers, which is achieved when a product is delivered, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer's acceptance of the product. Control over the refined gold, silver and other products is transferred to the customers when the relevant product received (or purchased) from the operator is physically delivered and sold by the Company (or its agent) to the third-party customers. For royalty and stream agreements paid in cash, revenue recognition will depend on the related agreement.

Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and other interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

l) Share-based compensation

Share option plan

The Company offers a share option plan to its directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche's vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Any consideration paid on exercise of share options is credited to share capital. The contributed surplus resulting from share-based compensation is transferred to share capital when the options are exercised.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. Material accounting policies (continued)

l) Share-based compensation (continued)

Deferred and restricted share units

The Company offers a deferred share units ("DSU") plan to its non-executive directors and a restricted share units ("RSU") plan to its officers, employees and consultants as part of their long-term compensation package, entitling them to receive a payment in the form of common shares, cash (based on Osisko's share price at the relevant time) or a combination of common shares and cash, at the sole discretion of the Company. The fair value of the DSU and RSU granted by Osisko to be settled in common shares is measured on the grant date and is recognized over the vesting period under contributed surplus with a corresponding charge to share-based compensation. A liability for the DSU and RSU to be settled in cash is measured at fair value on the grant date and is subsequently adjusted at each balance sheet date for changes in fair value. The liability is recognized over the vesting period with a corresponding charge to share-based compensation.

m) Earnings per share

The calculation of earnings per share ("EPS") is based on the weighted average number of shares outstanding for each period. The basic EPS is calculated by dividing the profit or loss attributable to the equity owners of Osisko by the weighted average number of common shares outstanding during the period.

The computation of diluted EPS assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on the income per share. The treasury stock method is used to determine the dilutive effect of the warrants, share options, DSU and RSU and the if-converted method is used for convertible debentures. When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the outstanding warrants, share options, DSU, RSU and convertible debentures.

n) Segment reporting

The operating segments are reported in a manner consistent with the internal reporting provided to the President and Chief Executive Officer (the "President and CEO") who fulfills the role of the chief operating decision-maker. The President and CEO is responsible for allocating resources and assessing performance of the Company's operating segments. Prior to the deconsolidation of Osisko Development on September 30, 2022 (Note 29), the President and CEO organized and managed the business under two operating segments: (i) acquiring and managing precious metals and other royalties, streams and other interests, and (ii) the exploration, evaluation and development of mining projects. Following the deconsolidation of Osisko Development, and the deemed disposal of the exploration, evaluation and development of mining projects segment, the President and CEO organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests.

Additional material accounting policies, applicable solely to the discontinued operations, are described under Note 29.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. New accounting standards and amendments

Material accounting standards and amendments

Amendments - IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

In 2021, the IASB issued narrow-scope amendments to IFRS Accounting Standards, including to IAS 1 and IAS 8.

The amendments were made to help companies:

  improve accounting policy disclosures so that they provide more useful information to investors and other primary users of the financial statements; and
  distinguish changes in accounting estimates from changes in accounting policies.

The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity's financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments to IAS 8 clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events. The amendments to IAS 1 and IAS 8 are effective for annual reporting periods beginning on or after January 1, 2023. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the consolidated financial statements. Management reviewed the accounting policies and made updates to the information disclosed in Note 3, in certain instances, in line with the amendments.

Accounting standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than December 31, 2023.  These standards, interpretations to existing standards and amendments, other than the amendments to IAS 1 presented below, are not expected to have any significant impact on the Company or are not considered material and are therefore not discussed herein.

Amendments - IAS 1 Presentation of Financial Statements (Non-current Liabilities with Covenants)

Amendments made to IAS 1 in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is affected by the entity's expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

  the carrying amount of the liability;
  information about the covenants; and
  facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

The amendments also clarify what IAS 1 means when it refers to the "settlement" of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity's own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note.

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and are effective for annual reporting periods beginning on or after January 1, 2024. These amendments are not expected to have a significant impact on the consolidated financial statements.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5. Critical accounting estimates and significant judgements

The preparation of financial statements in conformity with IFRS Accounting Standards requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgements based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

Mineral reserves and resources - Royalties, streams and other assets

Royalty, stream and other interests comprise a large component of the Company's assets and as such, the mineral reserves and resources of the properties to which the interests relate have a significant effect on the Company's consolidated financial statements. These estimates are applied in determining the depletion of the Company's royalty, stream and other interests and assessing the recoverability of the carrying value of royalty, stream and other interests. For royalty, stream and other interests, the public disclosures of mineral reserves and resources that are released by the operators of the properties involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. These assumptions are, by their very nature, subject to interpretation and uncertainty. The estimates of mineral reserves and resources may change based on additional knowledge gained subsequent to the initial assessment, adjusted by the Company's internal geological specialists, as deemed necessary. Changes in the estimates of mineral reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and other interests.

Impairment of royalty, stream and other interests

The assessment of the fair values of royalty, stream and other interests requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, mineral reserve/resource conversion, net asset value multiples, foreign exchange rates, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value of the royalty, stream and other interests could impact the impairment (or reversal of impairment) analysis.

Impairment of goodwill

The Company performs goodwill impairment tests on an annual basis as at December 31 of each year. In addition, the Company assesses indicators of impairment at each reporting date and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. For the purpose of impairment testing, goodwill is allocated to each CGU or group of CGUs expected to benefit from the synergies of the combination. When completing an impairment test, the Company calculates the estimated recoverable amount of CGU or group of CGUs, which requires management to make estimates and assumptions with respect to items such as future production levels, long-term commodity prices, foreign exchange rates, discount rates and exploration potential.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5. Critical accounting estimates and significant judgements (continued)

Critical accounting estimates and assumptions (continued)

Impairment of goodwill (continued)

These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of the CGU or group of CGUs. Accordingly, it is possible that some or the entire carrying amount of the goodwill may be further impaired with the impact recognized in the consolidated statement of income or loss.

The Company performs an annual impairment test using the fair value less cost of disposal of the group of CGUs supporting the goodwill and using discounted cash flows with the most recent budgets and forecasts available, including information from external sources. The periods to be used for the projections are based on the expected production from the mines, the proven and probable mineral reserves and a portion of the resources. The discount rate to be used takes into consideration the different risk factors of the Company.

Significant judgements in applying the Company's accounting policies

Investee - control and significant influence

The assessment of whether the Company has control or significant influence over an investee requires the use of judgements when assessing factors that could give rise to control or significant influence. Factors which could lead to the conclusion of having control or significant influence over an investee include, but are not limited to, ownership percentage; representation on the board of directors; investment agreements between the investor and the investee; participation in the policy-making process; material transactions between the investor and the investee; interchange of managerial personnel; provision of essential technical information; and potential voting rights.

Changes in the judgements used in determining if the Company has control or significant influence over an investee would impact the accounting treatment of the investment in the investee.

Impairment of investments in associates

The Company follows the guidance of IAS 28 Investments in Associates and Joint Ventures to assess whether there are impairment indicators which may lead to the recognition of an impairment loss with respect to its net investment in an associate. This determination requires significant judgement in evaluating if a decline in fair value is significant or prolonged, which triggers a formal impairment test. In making this judgement, the Company's management evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its carrying amount, the volatility of the investment and the financial health and business outlook for the investee, including factors such as the current and expected status of the investee's exploration projects and changes in financing cash flows.

Impairment of financial assets

In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Company compares the risk of default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument at the date of initial recognition. In making this assessment, the Company considers both quantitative and qualitative information that is reasonable and supportive, including forward-looking information that is available without undue cost of effort. The loss allowances for financial assets are based on assumptions about the risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the allowance for expected credit loss calculation, based on the Company's past history and existing market conditions, as well as forward-looking estimates at the end of each reporting period.

Changes in the judgements used in determining the risk of default and the expected loss rates could materially impact the allowance or the write-off.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5. Critical accounting estimates and significant judgements (continued)

Significant judgements in applying the Company's accounting policies (continued)

Impairment of royalty, stream and other interests on exploration and evaluation properties

Assessment of impairment and reversal of impairment of royalty, stream and other interests on exploration and evaluation properties requires the use of judgement when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment or impairment reversal test on the Company's royalty, stream and other interests on exploration and evaluation properties. Factors which could trigger an impairment or impairment reversal review include, but are not limited to, an expiry of the right of the operator to explore in the specific area during the period or will expire in the near future, and is not expected to be renewed; substantive exploration and evaluation expenditures in a specific area not planned by the operator, taking into consideration such expenditures to be incurred by a farmee, is neither budgeted nor planned; exploration for and evaluation of mineral resources in a specific area have not led to the discovery of commercially viable quantities of mineral resources and the operator has decided to discontinue such activities in the specific area; sufficient data exists to indicate that, although a development in a specific area is likely to proceed, the carrying amount of the royalty, stream and other interests is unlikely to be recovered in full from successful development or by sale; significant negative industry or economic trends; interruptions in exploration and evaluation activities by the operator or its farmee; and a significant change in current or forecast commodity prices.

Changes in the judgements used in determining the fair value of the royalty, stream and other interests on exploration and evaluation properties could impact the impairment or impairment reversal analysis.

Impairment of development and producing royalty, stream and other interests

Assessment of impairment and reversal of impairment of development and producing royalty, stream and other interests requires the use of judgements when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment or impairment reversal test on the Company's development and producing royalty, stream and other interests. Factors which could trigger an impairment or impairment reversal review include, but are not limited to, a significant market value decline; net assets higher than the market capitalization; a significant change in mineral reserves and resources; significant negative industry or economic trends; interruptions in production activities; significantly lower production than expected and a significant change in current or forecast commodity prices and interest rates.

Changes in the judgements used in determining the fair value of the producing royalty, stream and other interests could impact the impairment or impairment reversal analysis.

Deferred income tax assets

Management continually evaluates the likelihood that it is probable that its deferred tax assets will be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. By its nature, this assessment requires significant judgement.

Additional significant accounting estimates and judgements, applicable solely to the discontinued operations, are described in Note 29.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Cash

As at December 31, 2023 and 2022, the consolidated cash position was as follows:

	December 31,	December 31,
	2023	2022
	$	$

Cash held in Canadian dollars	42,163	24,192
Cash held in U.S. dollars (2023: US$19,323; 2022: US$48,993)	25,558	66,356
Total cash	67,721	90,548

7. Short-term investments

As at December 31, 2023, short-term investments were comprised of a US$6.2 million ($8.2 million) note receivable from an associate, bearing an interest rate of 18.5% and having a maturity date of March 2024. The note receivable is secured by the assets of the associate.

8. Amounts receivable

	December 31,	December 31,
	2023	2022
	$	$

Revenues receivable from royalty, stream and other interests	4,107	2,008
Interest income receivable	1,253	8,834
Sales taxes and other receivables	922	858
	6,282	11,700

9. Other assets

	December 31,	December 31,
	2023	2022
	$	$
Current

Stream ounces inventory	13	13
Prepaid expenses and deposits	1,829	2,533
	1,842	2,546
Non-current

Deferred financing fees	1,835	1,836
Property and equipment (i)	7,116	6,947
	8,951	8,783

(i) Property and equipment includes right-of-use assets of $6.8 million as at December 31, 2023 ($6.6 million as at December 31, 2022).

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Investments in associates

	2023	2022
	$	$

Balance - January 1	319,763	125,354
Acquisitions	271	2,361
Disposals (i)	(127,931)	-
Share of income (loss), net (ii)	7,925	(2,438)
Share of other comprehensive loss	(6,795)	(1,368)
Net gain on ownership dilution	4,842	3,604
Loss on disposal (i)	(7,437)	-
(Loss) gain on deemed disposal (iii)	(3,057)	11,854
Transfers to other investments (Note 11) (iii)	(7,159)	(15,343)
Impairments (iv)	(64,771)	(2,361)
Investments in associates held by Osisko Development and deconsolidated on September 30, 2022 (Note 29)	-	(8,900)
Reclassification of the interest held in Osisko Development (Note 29)	-	207,000
Balance - December 31	115,651	319,763

(i) In December 2023, the Company disposed of its entire investment in Osisko Mining Inc. ("Osisko Mining").

(ii) The net share of income or loss is adjusted to the extent that management is aware of material events that affect the associates' net income or loss during the period.

(iii) In 2023 and 2022, the loss and gain on deemed disposals are related to investments in associates that were transferred to other investments as the Company has considered that it has lost its significant influence over these investees.

(iv) In 2023, the Company recorded an impairment charge on its investments in associates of $64.8 million, including $64.5 million on its investment in Osisko Development. The impairment resulted from, amongst others, the significant decrease in Osisko Development's share price, the deterioration of market conditions and the general negative sentiment towards exploration and development companies. The Company estimated the recoverable amount of its investment at $115.7 million, using a fair value less costs of disposal model with reference to Osisko Development's share price quoted on active markets, which is considered a Level 1 input. The Company estimated the cost of disposal using historical discounts and transaction fees for similar transactions.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Investments in associates (continued)

Material investments

The financial information of the individually material associates is as follows and includes adjustments, where applicable, to the accounting policies of the associates to conform to those of the Company (in thousands of dollars):

	Osisko Development (i),(ii)		Osisko Mining (iii)
	2023	2022	2023	2022
	$	$	$	$

Current assets	96,409	168,104	n/a	175,012
Non-current assets	856,854	839,811	n/a	796,242
Current liabilities	58,019	53,275	n/a	28,244
Non-current liabilities	167,052	160,802	n/a	230,200
Revenues	43,944	47,801	n/a	-
Net loss	(108,675)	(184,016)	n/a	(2,947)
Other comprehensive (loss) income	(16,950)	14,927	n/a	(4,570)
Comprehensive loss	(125,625)	(169,089)	n/a	(7,517)

Carrying value of investment (iv)	115,651	207,000	n/a	99,714
Fair value of investment (iv)	128,333	192,334	n/a	175,082

(i) Information is for the reconstructed twelve months ended September 30, 2023 and 2022.

(ii) Osisko Development was deconsolidated and became a material associate on September 30, 2022 (Note 29).

(iii) The Osisko Mining investment was disposed in December 2023. Comparative figures are for the reconstructed twelve months ended September 30, 2022.

(iv) Based on the quoted share price on an active stock exchange as at December 31, 2023 and 2022.

Osisko Development Corp.

Osisko Development is a Canadian gold exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North America. The main projects held by Osisko Development are the Cariboo gold project ("Cariboo") in British Columbia, Canada, the San Antonio gold project ("San Antonio") in Sonora, Mexico, and the Tintic property ("Tintic") in Utah, United States. Osisko owns a 5% NSR royalty on Cariboo, a 15% gold and silver stream on San Antonio and a 2.5% metals stream on Tintic.

In November 2023, Osisko Development reported that its working capital position will not be sufficient to meet its obligations, commitments and forecasted expenditures up to the period ending September 30, 2024. While Management has been successful in securing financing in the past, there can be no assurance that it will be able to do so in the future or that these sources of funding or initiatives will be available to the company or that they will be available on terms which are acceptable to Osisko Development. If management is unable to obtain new funding, Osisko Development may be unable to continue its operations.

As at December 31, 2023, the Company held 33,333,366 common shares representing a 39.6% interest in Osisko Development (44.1% as at December 31, 2022).

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Investments in associates (continued)

Investments in immaterial associates

The Company has interests in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information on these associates is as follows:

	2023	2022
	$	$
Aggregate amount of the Company's share of net loss	2,833	456
Aggregate amount of the Company's share of other comprehensive income	-	-
Aggregate carrying value of investments (i),(ii)	-	13,049
Aggregate fair value of investments (i),(ii)	-	6,676

(i) As at December 31, 2023 and 2022.

(ii) The carrying value and the fair value of the immaterial investments are deemed to be nil as they were fully impairment as of December 31, 2023.

11. Other investments

	2023	2022
	$	$
Fair value through profit or loss (warrants and convertible instruments)
Balance - January 1	24,217	47,981
Acquisitions	-	4,438
Disposal	(5,000)	-
Exercise of warrants	-	(80)
Interest capitalized (i)	2,888	-
Change in fair value (i)	(13,156)	(17,236)
Acquisition of Tintic by Osisko Development (Note 29)	-	(10,827)
Foreign exchange revaluation impact	-	50
Investments held by Osisko Development and deconsolidated on September 30, 2022 (Note 29)	-	(109)
Balance - December 31	8,949	24,217

Subtotal reported to next page	8,949	24,217

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11. Other investments (continued)

	2023	2022
	$	$

Subtotal from previous page	8,949	24,217

Fair value through other comprehensive income (common shares)
Balance - January 1	18,337	94,231
Acquisitions (Note 12)	53,008	5,260
Transfer from associates (Note 10)	7,159	15,343
Change in fair value	5,915	(43,486)
Disposals	(28)	(21,634)
Foreign exchange revaluation impact	(315)	-
Investments held by Osisko Development deconsolidated on September 30, 2022 (Note 29)	-	(31,377)
Balance - December 31	84,076	18,337

Amortized cost (notes)
Balance - January 1	30,950	26,798
Acquisitions	-	5,175
Repayments	-	(2,960)
Allowance for expected credit loss and write-offs (ii)	(30,615)	-
Foreign exchange revaluation impact	(335)	1,937
Balance - December 31	-	30,950
Total	93,025	73,504

Other investments comprise common shares, warrants and convertible instruments, mostly from companies publicly traded in Canada and in the United States of America, as well as loans receivable (notes) from certain associates (private companies), which were fully provisioned on December 31, 2023.

(i) In January 2023, a convertible secured senior note of $17.6 million with Falco Resources Ltd. was amended. The accrued interest receivable of $2.9 million was capitalized to the capital of the note, the interest rate was increased from 7% to 8% per annum, the conversion price of the note was reduced from $0.55 to $0.50 per common share and the maturity date of the note was extended to December 31, 2024. In addition, the Company has the ability to apply the loan or a portion of the loan against future stream payments due to the operator when certain triggering events will be met. In 2023, the Company recognized a reduction in the fair value of the convertible secured senior note of $11.6 million.

(ii) On June 30, 2023, the Company determined that the credit risk related to its loans to Stornoway Diamonds (Canada) Inc. ("Stornoway"), the operator of the Renard diamonds mine, had increased significantly since initial recognition. As a result, the Company recorded an allowance for expected credit loss of $13.3 million (US$10.0 million) against the loans receivable ($11.5 million, net of income taxes) and $6.6 million (US$5.0 million) related to accrued interest against the amounts receivable ($4.8 million, net of income taxes) for an aggregate expected credit loss of $19.9 million (US$15.0 million). The lifetime expected credit loss was estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate.

Cash flows expected to be received were based on the expected capacity of the borrower to repay the financial instrument, which was highly dependent on a number of factors and assumptions, including: forecast diamond prices, production levels, operating costs, internal capital investments required to maintain the operations and other factors related to mining operations.

On October 27, 2023, Stornoway announced it was temporarily suspending operations at its Renard mine and placing itself under the protection of the Companies' Creditors Arrangement Act ("CCAA"). The growing uncertainty of the diamond price in the short and medium term, coupled with the significant and sudden drop in the price of the resource on the world market, have had a major impact on Stornoway's long-term financial situation. This was in part due to the halt in the import of rough diamonds by India and by the global geopolitical climate. As a result, the Company considered the loans to be credit-impaired and, with no reasonable expectation of any material cash flow recovery, wrote-off $17.3 million (US$12.8 million; $15.0 million, net of income taxes) on September 30, 2023 to fully provision its loans, for a total of $30.6 million for the year 2023.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Royalty, stream and other interests

		Year ended December 31, 2023
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	879,075	484,590	14,588	1,378,253
Additions	76,472	214,636	-	291,108
Depletion	(24,016)	(32,377)	-	(56,393)
Impairments	(9,000)	(38,619)	-	(47,619)
Currency conversion adjustments	(2,868)	(9,029)	(341)	(12,238)
Balance - December 31	919,663	619,201	14,247	1,553,111

Producing
Cost	643,350	772,600	-	1,415,950
Accumulated depletion and impairments	(449,099)	(307,531)	-	(756,630)
Net book value - December 31	194,251	465,069	-	659,320

Development
Cost	407,121	187,528	32,465	627,114
Accumulated depletion and impairments	(853)	(53,441)	(27,566)	(81,860)
Net book value - December 31	406,268	134,087	4,899	545,254

Exploration and evaluation
Cost	329,209	20,737	9,348	359,294
Accumulated depletion and impairments	(10,065)	(692)	-	(10,757)
Net book value - December 31	319,144	20,045	9,348	348,537
Total net book value - December 31	919,663	619,201	14,247	1,553,111

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Royalty, stream and other interests (continued)

Main acquisitions - 2023

Silver stream - CSA mine

In June 2023, Osisko Bermuda Limited ("Osisko Bermuda") closed a  silver purchase agreement (the "CSA Silver Stream") with Metals Acquisition Limited ("Metals Acquisition") concurrently with the closing of the acquisition by Metals Acquisition of the producing CSA mine in New South Wales, Australia ("CSA") from a subsidiary of Glencore plc (the "CSA Acquisition Transaction"). The closing date of the CSA Acquisition Transaction and the Silver Stream was June 15, 2023 (the "Closing Date").

Pursuant to the CSA Silver Stream, Osisko Bermuda paid an upfront cash deposit to Metals Acquisition of US$75.0 million ($99.4 million) (the "Silver Deposit"). Osisko Bermuda will purchase an amount of refined silver equal to 100% of the payable silver produced from CSA for the life of the mine and will make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. The deliveries under the CSA Silver Stream accrued as of February 1, 2023.

Metals Acquisition has granted Osisko Bermuda a right of first refusal in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by Metals Acquisition or an affiliate between the Closing Date and the later of the seventh anniversary of the Closing Date or the date on which Osisko Bermuda or any affiliate ceases to hold or control more than 5% of the issued and outstanding common shares of Metals Acquisition.

Copper stream - CSA mine

In June 2023, Osisko Bermuda closed a copper purchase agreement (the "CSA Copper Stream") with Metals Acquisition concurrently with the closing of the CSA Acquisition Transaction.

Pursuant to the CSA Copper Stream, Osisko Bermuda paid an upfront cash deposit to Metals Acquisition of US$75.0 million ($99.4 million). Osisko Bermuda will be entitled to receive refined copper equal to 3.0% of payable copper produced from CSA until the 5th anniversary of the Closing Date (the "First Threshold Stream"), then 4.875% of payable copper produced from CSA until 33,000 metric tonnes have been delivered in aggregate (the "Second Threshold Stream"), and thereafter 2.25% of payable copper produced from CSA for the remaining life of the mine. Osisko Bermuda will make ongoing payments for refined copper delivered equal to 4% of the spot copper price at the time of delivery. On the 5th anniversary of the Closing Date, Metals Acquisition will have the option to exercise certain buy-down rights by paying a one-time cash payment to Osisko Bermuda. Metals Acquisition and certain of its subsidiaries, including the operating subsidiary following closing of the CSA Acquisition Transaction, provided Osisko Bermuda with corporate guarantees and other security over their assets for its obligations under the CSA Copper Stream.

In conjunction with the CSA Silver Stream and CSA Copper Stream, Osisko Bermuda subscribed for US$40.0 million ($53.0 million) in equity of Metals Acquisition as part of its concurrent equity financing.

Silver stream amendments - Gibraltar mine

In June 2023, Osisko completed certain amendments to its 75% silver stream (the "Gibraltar Silver Stream") with respect to the Gibraltar copper mine ("Gibraltar"), located in British Columbia, Canada, which is operated by a wholly-owned subsidiary of Taseko Mines Limited ("Taseko"). On March 15, 2023, Taseko announced the completion of its acquisition of an additional 12.5% interest in Gibraltar from Sojitz Corporation giving Taseko an effective 87.5% interest. Osisko and Taseko amended the Gibraltar Silver Stream to increase Osisko's effective stream percentage by 12.5% to 87.5%. Further to this, Osisko and Taseko also extended the step-down silver delivery threshold to coincide with Taseko's recently updated mineral reserve estimate for Gibraltar. Osisko paid a total consideration of US$10.25 million ($13.6 million) to Taseko.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Royalty, stream and other interests (continued)

Main acquisitions - 2023 (continued)

Copper and gold NSR royalty - Costa Fuego copper-gold project

In July 2023, Osisko closed the acquisition of a 1.0% copper NSR royalty and a 3.0% gold NSR royalty from Hot Chili Limited ("Hot Chili") covering the Costa Fuego copper-gold project in Chile, for a total cash consideration of US$15.0 million ($19.9 million). As part of the transaction, Osisko granted Hot Chili an option to buy-down a portion of the royalty, which can only occur upon a change of control, and which is exercisable until the fourth anniversary of the transaction closing date. The buydown option reduces each of the copper and gold royalty percentages by 0.5% (resulting in a 0.5% copper NSR royalty and 2.5% gold NSR royalty), in exchange for payment in an amount equal to 130%, 140%, or 150% of the up-front price paid by Osisko if exercised before the 2nd, 3rd or 4th anniversary of the transaction close. As part of the transaction, Hot Chili granted Osisko a corporate right of first offer on all future potential royalty and streaming opportunities, as well as certain other rights on proposed future royalty financings.

Gold NSR royalty - Namdini gold project

In October 2023, Osisko closed the acquisition of a 1% NSR royalty from Savannah Mining Limited covering the Namdini gold project ("Namdini") in Ghana for total consideration of US$35.0 million ($48.4 million). Namdini is controlled and will be operated by Shandong Gold Co Ltd. through its subsidiary Cardinal Namdini Mining Limited, which is owned in partnership with a subsidiary of China Railway Construction Group Corp Ltd.

Main impairment

Renard diamonds stream - Stornoway Diamond (Canada) Inc.

On October 27, 2023, Stornoway announced it was temporarily suspending operations at its Renard mine and placing itself under the protection of the CCAA. The growing uncertainty of the diamond price in the short and medium term, coupled with the significant and sudden drop in the price of the resource on the world market, have had a major impact on Stornoway's long-term financial situation. This was in part due to the halt in the import of rough diamonds by India and by the global geopolitical climate. These elements were considered indicators of impairment, among other facts and circumstances, and, accordingly, management performed an impairment assessment as at September 30, 2023. The impairment assessment resulted in an impairment charge of $15.1 million ($11.1 million, net of income taxes) on the Renard diamond stream.

As at September 30, 2023, the Renard diamond stream was written down to its estimated recoverable amount of $2.0 million., which was determined by the estimated net proceeds to be received from the sales of diamonds held in inventory at the date Stornoway suspended its activities. The main valuation inputs used were the expected diamond prices per carat to be realized and probabilities allocated to each expected sale to be realized. No discount rate was applied considering that the diamonds are expected to be sold within a relatively short period of time. As at December 31, 2023, the Renard diamond stream has a book value of nil, as the last sales expected from the Renard diamond stream were completed prior to year-end.

Tintic stream - Osisko Development

On December 31, 2023, the Company assessed if there were any indicators of impairment on its Tintic stream (which includes the Trixie deposit), and concluded that there were indicators of impairment and, accordingly, management performed an impairment assessment. As a result of the impairment assessment, the Company recorded an impairment charge of $23.5 million on its Tintic stream.

On December 31, 2023, the Tintic steam was written down to its estimated recoverable amount, which was determined by the value-in-use using a discounted cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the sale of gold from the Tintic project over its estimated life of the mine, based on an average gold price per ounce of US$1,870, a real discount rate of 6.0% and weighted probabilities of different production scenarios.

A sensitivity analysis was performed by management on the gold price. If gold price per ounce applied to the cash flow projections had been 10% lower than management's estimates, the additional impairment would be immaterial.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Royalty, stream and other interests (continued)

		Year ended December 31, 2022
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	703,113	438,032	13,656	1,154,801
Additions	123,359	850	-	124,209
Depletion	(27,362)	(23,993)	-	(51,355)
Impairments	(1,818)	-	-	(1,818)
Currency conversion adjustments	8,282	21,149	932	30,363
Recognition of royalty and stream interests following the deconsolidation of Osisko Development	73,501	48,552	-	122,053
Balance - December 31	879,075	484,590	14,588	1,378,253

Producing
Cost	634,058	566,348	-	1,200,406
Accumulated depletion and impairments	(423,634)	(238,938)	-	(662,572)
Net book value - December 31	210,424	327,410	-	537,834

Development
Cost	367,845	211,755	33,245	612,845
Accumulated depletion and impairments	(753)	(55,252)	(28,229)	(84,234)
Net book value - December 31	367,092	156,503	5,016	528,611

Exploration and evaluation
Cost	304,685	677	9,572	314,934
Accumulated depletion and impairments	(3,126)	-	-	(3,126)
Net book value - December 31	301,559	677	9,572	311,808
Total net book value - December 31	879,075	484,590	14,588	1,378,253

Recognition of royalty and stream interests following the deconsolidation of Osisko Development

As a result of the deconsolidation of Osisko Development (Note 29), the Company recognized royalty and stream interests held on properties owned by Osisko Development. Prior to the deconsolidation of Osisko Development, these assets were eliminated upon consolidation of Osisko Development and its subsidiaries.

The following assets were recognized at their historical net book value on September 30, 2022:

- 5% NSR royalty on all metals produced from the Cariboo property in British-Columbia, Canada;

- 15% gold and silver stream on the San Antonio property in Sonora, Mexico, with on-going per-ounce cash payments equal to 15% of the applicable spot metal price on the business day immediately preceding the date of delivery of such refined metal;

- 2.5% stream on all metals produced from the Tintic property in Utah, United States, until 27,150 ounces of refined gold have been delivered, and thereafter 2.0% stream on all metals, with on-going per-ounce cash payments equal to 25% of the applicable spot metal price on the business day immediately preceding the date of delivery of such refined metal; and

- Certain NSR royalties on exploration and evaluation properties located in Canada and in Mexico.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Royalty, stream and other interests (continued)

Main acquisitions - 2022

Copper NSR royalty - Marimaca copper project

In September 2022, Osisko acquired a 1.0% NSR royalty for US$15.5 million ($20.3 million) covering the currently known mineralization and prospective exploration areas that constitute the Marimaca copper project located in Antofagasta, Chile, owned and operated by Marimaca Copper Corp. As part of the transaction, Osisko has been granted certain rights including a right of first refusal with respect to any royalty, stream, or similar interest in connection with the financing of the Marimaca project.

Copper-gold NSR royalty - Cascabel copper-gold project

In November 2022, Osisko acquired a 0.6% NSR royalty for US$50.0 million ($67.2 million) covering the entire 4,979 hectare Cascabel property, including the Alpala project, located in northeastern Ecuador and operated by SolGold plc ("SolGold"). Beginning in 2030 and until the end of 2039, Osisko will receive minimum annual payments under the royalty of US$4.0 million. SolGold shall have a right to buy down one-third of the NSR royalty percentage for 4 years.

13. Goodwill

The Company's goodwill is allocated to a group of cash generating units: the Canadian Malartic NSR royalty and the Éléonore NSR royalty ("CGUs").

The Company tests whether goodwill has suffered any impairment on an annual basis. The recoverable amount of the CGUs is determined based on the fair value less costs of disposal calculations using a discounted cash-flows approach, which require the use of assumptions and unobservable inputs, and therefore is classified as level 3 of the fair value hierarchy. The calculations use cash flow projections expected to be generated by the sale of gold and silver received from the CGUs based on annual gold and silver production over their estimated life from publicly released technical information by the operators to predict future performance.

The following table sets out the key assumptions for the CGUs in addition to annual gold and silver production over the estimated life of the Canadian Malartic and Éléonore mines:

	2023	2022
Long-term gold price (per ounce)	US$1,754	US$1,645
Long-term silver price (per ounce)	US$23	US$21
Post-tax real discount rate	5.0%	5.3%

Management has determined the values assigned to each of the above key assumptions as follows:

Assumption	Approach used to determine values

Long-term gold price	Based on current gold market trends consistent with external sources of information, such as long-term gold price consensus.

Long-term silver price	Based on current silver market trends consistent with external sources of information, such as long-term silver price consensus.

Post-tax real discount rate	Reflects specific risks relating to gold mines operating in Québec, Canada.

The Company's management has considered and assessed reasonably possible changes for key assumptions and has not identified any instances that could cause the carrying amount of the CGUs to exceed their recoverable amounts.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Accounts payable and accrued liabilities

	December 31,	December 31,
	2023	2022
	$	$

Trade payables	3,140	648
Other payables	4,024	3,745
Accrued interests on long-term debt	701	131
Other accrued liabilities	344	2,301
	8,209	6,825

15. Lease liabilities

	2023	2022
	$	$

Balance - January 1	7,622	8,496
New liability	1,352	-
Payments of liabilities	(973)	(874)
Balance - December 31	8,001	7,622

Current	1,122	921
Non-current	6,879	6,701
Balance - December 31	8,001	7,622

Lease liabilities are mainly related to leases for office space. Lease liabilities related to Osisko Development (which was deconsolidated on September 30, 2022) are presented in Note 29.

16. Long-term debt

	2023	2022
	$	$
Balance - January 1	147,950	410,435
Increase in revolving credit facility, net of discount on banker's acceptances	255,210	147,833
Repayment of revolving credit facility, net of discount on banker's acceptances	(207,528)	(113,120)
Repayment of convertible debentures (ii)	-	(300,000)
Mining equipment financings, net (iii)	-	5,076
Amortization of transaction costs	-	2,291
Accretion expense	-	4,427
Foreign exchange revaluation impact	(3,753)	149
Deconsolidation of Osisko Development (Note 29)	-	(9,141)
Balance - December 31	191,879	147,950

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Long-term debt (continued)

	December 31,	December 31,
	2023	2022
	$	$
Revolving credit facility (i)	192,099	150,000
Unamortized discount on banker's acceptances	(220)	(2,050)
Long-term debt, net	191,879	147,950
Current portion	-	-
Non-current portion	191,879	147,950
	191,879	147,950

(i) Revolving credit facility

A total amount of $550.0 million is available under the revolving credit facility (the "Facility"), with an additional uncommitted accordion of up to $200.0 million.

The Facility has a maturity date of September 29, 2026. The annual extension of the Facility and the uncommitted accordion are subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate or secured overnight financing rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. As at December 31, 2023, the effective interest rate on the drawn balance was 7.1%, including the applicable margin.

The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements. As at December 31, 2023, all such ratios and requirements were met.

(ii) Convertible debentures (2017)

In November 2017, the Company closed a bought deal offering of convertible senior unsecured debentures (the "Debentures") in an aggregate principal amount of $300.0 million (the "Offering"). The Offering was comprised of a public offering, by way of a short form prospectus, of $184.0 million aggregate principal amount of Debentures and a private placement offering of $116.0 million aggregate principal amount of Debentures. The Debentures bore interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year. The Debentures were convertible at the holder's option into common shares of the Company at a conversion price equal to $22.89 per common share. The Debentures were fully repaid on maturity on December 31, 2022.

(iii) Mining equipment financings were related to acquisitions of equipment by Osisko Development that are financed by third parties. On September 30, 2022, the Company deconsolidated Osisko Development (Note 29).

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Share capital

Shares

Authorized

Unlimited number of common shares, without par value

Unlimited number of preferred shares, issuable in series

Issued and fully paid

185,346,524 common shares

Normal Course Issuer Bid

In December 2023, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the NCIB program, Osisko may acquire up to 9,258,298 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2023 NCIB program are authorized from December 12, 2023 until December 11, 2024. Daily purchases will be limited to 94,834 common shares, other than block purchase exemptions.

Under the terms of the previous NCIB program, Osisko was allowed to acquire up to 18,293,240 of its common shares from time to time, from December 12, 2022 to December 11, 2023. Daily purchases were limited to 81,963 common shares.

During the year ended December 31, 2023, the Company did not purchase any common shares under the NCIB program. During the year ended December 31, 2022, the Company purchased for cancellation a total of 1.7 million common shares for $22.1 million (average acquisition price per share of $13.06).

Bought deal financing

On March 31, 2022, Osisko closed a bought deal financing with a syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters purchased, on a bought deal basis, an aggregate of 18,600,000 common shares of Osisko (the "Common Shares") at an offering price of US$13.45 per Common Share (the "Offering Price") for total gross proceeds to the Company of US$250.2 million ($312.0 million). Transaction fees amounted to $13.9 million ($10.2 million net of income taxes of $3.7 million), including a 4% commission fee paid to the Underwriters.

Dividends

The following table provides details on the dividends declared by the Company for the years ended December 31, 2023 and 2022:

Declaration date	Dividend per share	Record date	Payment date	Dividends payable
	$			$

February 23, 2023	0.055	March 31, 2023	April 14, 2023	10,160,000
May 10, 2023	0.060	June 30, 2023	July 14, 2023	11,103,000
August 9, 2023	0.060	September 29, 2023	October 16, 2023	11,109,000
November 8, 2023	0.060	December 29, 2023	January 15, 2024	11,121,000
Year 2023	0.235			43,493,000

February 24, 2022	0.055	March 31, 2022	April 14, 2022	10,167,000
May 12, 2022	0.055	June 30, 2022	July 15, 2022	10,177,000
August 9, 2022	0.055	September 30, 2022	October 14, 2022	10,109,000
November 9, 2022	0.055	December 30, 2022	January 16, 2023	10,121,000
Year 2022	0.220			40,574,000

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Share capital (continued)

Dividends (continued)

Dividend reinvestment plan

The Company offers a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

As at December 31, 2023, the holders of 12.7 million common shares had elected to participate in the DRIP, representing dividends payable of $0.8 million. During the year ended December 31, 2023, the Company issued 140,405 common shares under the DRIP, at a discount rate of 3% (118,639 common shares in 2022 at a discount rate of 3%). On January 15, 2024, 42,011 common shares were issued under the DRIP at a discount rate of 3%.

Capital management

The Company's primary objective when managing capital is to maximize returns for its shareholders by growing its asset base, mostly through accretive acquisitions of high-quality royalties, streams and other similar interests, while ensuring capital protection. The Company defines capital as long-term debt and total equity, including the undrawn portion of the revolving credit facility. Capital is managed by the Company's management and governed by the Board of Directors.

	December 31,	December 31,
	2023	2022
	$	$
Long-term debt	191,879	147,950
Total equity	1,650,498	1,737,211
Undrawn revolving credit facility(i)	357,901	400,000
	2,200,278	2,285,161

(i) Excluding the potential additional available credit (accordion) of $200.0 million as at December 31, 2023 and 2022 (Note 16).

There were no changes in the Company's approach to capital management during the year ended December 31, 2023, compared to the prior year. The Company is not subject to material externally imposed capital requirements and is in compliance with all its covenants under its revolving credit facility (Note 16) as at December 31, 2023.

18. Share-based compensation

Share options

The Company offers a share option plan (the "Option Plan") to its officers, management, employees and consultants. Options may be granted at an exercise price determined by the Board of Directors but shall not be less than the closing market price of the common shares of the Company on the TSX on the day prior to their grant. No participant shall be granted an option which exceeds 5% of the issued and outstanding shares of the issuer at the time of granting of the option. The number of common shares issued to insiders of the issuer within one year and issuable to the insiders at any time under the Option Plan or combined with all other share compensation arrangements, cannot exceed 8% of the issued and outstanding common shares. The duration and the vesting period are determined by the Board of Directors. However, the expiry date may not exceed 7 years after the date of granting.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Share-based compensation (continued)

Share options (continued)

The following table summarizes information about the movement of the share options outstanding:

	2023		2022
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance - January 1	3,511,922	13.55	3,730,580	14.09
Granted (i)	728,700	18.08	684,100	14.25
Exercised	(938,615)	13.47	(309,749)	13.56
Forfeited / Cancelled	(171,335)	15.95	(35,135)	13.48
Expired	(8,666)	13.50	(557,874)	18.02
Balance - December 31	3,122,006	14.50	3,511,922	13.55
Options exercisable - December 31	1,920,804	13.66	1,916,888	13.40

(i) Options were granted to officers, management and employees.

The weighted average share price when share options were exercised during the year ended December 31, 2023 was $19.56 ($16.26 for the year ended December 31, 2022).

The following table summarizes the share options outstanding as at December 31, 2023:

		Options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$

12.70 - 14.50	2,384,840	13.43	2.1	1,782,205	13.34
15.97 - 21.64	737,166	17.97	4.4	138,599	17.78
	3,122,006	14.50	2.7	1,920,804	13.66

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Share-based compensation (continued)

Share options (continued)

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	2023	2022
Dividend per share	1.5%	1.5%
Expected volatility	41%	41%
Risk-free interest rate	3.8%	2.6%
Expected life	47 months	47 months
Weighted average share price	$18.08	$14.25
Weighted average fair value of options granted	$5.88	$4.38

The expected volatility was estimated using Osisko's historical data from the date of grant and for a period corresponding to the expected life of the options. Share options are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is recognized as compensation expense over the vesting period. In 2023, the total share-based compensation related to share options amounted to $4.2 million ($2.7 million in 2022).

Deferred and restricted share units

The Company offers a DSU plan and a RSU plan, which allow DSU and/or RSU to be granted to directors, officers and/or employees as part of their long-term compensation package. Under the plans, payments may be settled in the form of common shares, cash or a combination of common shares and cash, at the sole discretion of the Company. The plans are currently classified as equity-settled plans.

The following table summarizes information about the DSU and RSU movements:

	2023		2022
	DSU (i)	RSU (ii)	DSU (i)	RSU (ii)

Balance - January 1	429,575	852,803	376,203	878,397
Granted	56,895	235,540	78,200	275,520
Reinvested dividends	5,545	10,836	6,018	13,483
Settled	(69,678)	(298,313)	(30,846)	(278,806)
Forfeited	(8,059)	(83,761)	-	(35,791)
Balance - December 31	414,278	717,105	429,575	852,803
Balance - Vested	365,098	-	350,822	-

(i) Unless otherwise decided by the Board of Directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each non-executive director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be settled at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities. The DSU granted in 2023 have a weighted average value of $21.16 per DSU ($14.71 per DSU in 2022).

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Share-based compensation (continued)

Deferred and restricted share units (continued)

(ii) The RSU vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures. The value of the payout is determined by multiplying the number of RSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted for the performance-based components, when applicable. On the settlement date, one common share is issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by Osisko to the tax authorities. The RSU granted in 2023 have a weighted average value of $17.87 per RSU ($14.26 per RSU in 2022).

The total share-based compensation expense related to the DSU and RSU plans in 2023 amounted to $6.2 million ($4.5 million in 2022).

Based on the closing price of the common shares at December 31, 2023 ($18.91), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko is expected to transfer to the tax authorities to settle the employees' tax obligations related to the vested DSU and RSU to be settled in equity amounts to $3.7 million ($3.1 million as at December 31, 2022) and to $11.4 million based on all DSU and RSU outstanding ($11.2 million as at December 31, 2022).

19. Income taxes

(a) Income tax expense

The income tax recorded for continuing operations in the consolidated statements of income (loss) for the years ended December 31, 2023 and 2022 is presented as follows:

	2023	2022
	$	$

Current income tax on continuing operations
Expense for the year	2,585	1,150
Current income tax expense on continuing operations	2,585	1,150

Deferred income tax (Note 19 (b)) on continuing operations:
Origination and reversal of temporary differences	2,776	29,011
Change in unrecognized deductible temporary differences	9,868	(367)
Adjustments in respect of prior years	(2,289)	(2,716)
Other	317	760
Deferred income tax expense on continuing operations	10,672	26,688
Income tax expense on continuing operations	13,257	27,838

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19. Income taxes (continued)

(a) Income tax expense (continued)

The provision for income taxes for continuing operations presented in the consolidated statements of income (loss) differs from the amount that would arise using the statutory income tax rate applicable to income of the consolidated entities, as a result of the following:

	2023	2022

(Loss) earnings from continuing operations before income taxes	(35,086)	113,123

Income tax provision on continuing operations calculated using the combined Canadian federal and provincial statutory income tax rate	(9,298)	29,978
Increase (decrease) in income taxes resulting from:
Non-deductible expenses, net	97	335
Non-taxable portion of capital losses, net	13,179	3,422
Differences in foreign statutory tax rates	1,100	(4,056)
Changes in unrecognized deferred tax assets	9,868	(367)
Foreign withholding taxes	283	482
Adjustments in respect of prior years	(2,289)	(2,716)
Other	317	760
Total income tax expense on continuing operations	13,257	27,838

The 2023 and 2022 Canadian federal and provincial statutory income tax rate is 26.5%.

(b) Deferred income taxes

The components that give rise to deferred income tax assets and liabilities are as follows:

	December 31,	December 31,
	2023	2022
	$	$
Deferred tax assets:
Stream interests	-	26,753
Non-capital losses	35,200	14,375
Deferred and restricted share units	4,278	3,644
Share and debt issue expenses	1,963	2,720
Other	5	-
	41,446	47,492
Deferred tax liabilities:
Royalty interests	(130,624)	(133,120)
Stream interests	(5,341)	-
Investments	(1,760)	(706)
Other	-	(238)
	(137,725)	(134,064)
Deferred tax liability, net	(96,279)	(86,572)

Deferred tax assets and liabilities have been offset on the balance sheets where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19. Income taxes (continued)

(b) Deferred income taxes (continued)

The movement in net deferred tax liabilities during the years ended December 31, 2023 and 2022 may be summarized as follows:

	2023	2022
	$	$

Balance - January 1	(86,572)	(68,407)
Recognized in net earnings	(10,672)	(26,688)
Recognized in other comprehensive income	753	4,025
Recognized in equity	419	3,853
Deconsolidation of Osisko Development (Note 29)	-	1,205
Currency conversion adjustment	(207)	(560)
Balance - December 31	(96,279)	(86,572)

(c) Unrecognized deferred tax liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2023, is $70.7 million ($53.9 million as at December 31, 2022). No deferred tax liabilities are recognized on the temporary differences associated with investments in subsidiaries because the Company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

(d) Unrecognized deferred tax assets

As at December 31, 2023, the Company had temporary differences associated with marketable securities with a tax benefit of $44.9 million ($4.7 million as at December 31, 2022), which are not recognized as deferred tax assets. The Company recognizes the benefit of tax attributes only to the extent of anticipated future taxable income that can be reduced by these attributes.

20. Additional information on the consolidated statements of income (loss)

	2023	2022
	$	$
Revenues

Royalty interests	160,430	144,066
Stream interests	86,890	73,743
	247,320	217,809

Cost of sales

Royalty interests	511	1,055
Stream interests	16,135	15,021
	16,646	16,076

Depletion

Royalty interests	24,017	27,362
Stream interests	32,376	23,993
	56,393	51,355

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20. Additional information on the consolidated statements of income (loss) (continued)

	2023	2022
	$	$
Other operating expenses

Employee benefit expenses (see below)	25,785	15,186
Impairment of assets	47,619	1,818
Professional fees	6,622	4,633
Insurance costs	2,005	2,005
Amortization	1,222	1,060
Travel expenses	904	606
Communication and promotional expenses	867	842
Public company expenses	810	782
Rent and office expenses	559	561
Cost recoveries	(740)	(552)
Other expenses	974	468
	86,627	27,409
Employee benefit expenses

Salaries and short-term employee benefits	11,408	8,282
Termination benefits (Note 21)	5,548	-
Share-based compensation	8,951	7,124
Cost recoveries	(122)	(220)
	25,785	15,186

Other losses, net

Change in fair value of financial assets at fair value through profit and loss	(13,156)	(16,848)
Net gain on dilution of investments in associates	4,842	3,604
Net gain on acquisition of investments (i)	-	48
Net loss on disposal of an associate (Note 10)	(7,437)	-
Net loss on deemed disposal of an associate (Note 10)	(3,057)	-
Impairment of investments in associates (Note 10)	(64,771)	(2,361)
Expected credit loss and write-off of other investments (Note 11)	(37,209)	-
Other	635	-
	(120,153)	(15,557)

(i) Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21. Key management

Key management includes directors (executive and non-executive) and the executive management team. The compensation paid or payable to key management for employee services is presented below:

	2023	2022
	$	$

Salaries and short-term employee benefits	4,491	4,374
Termination benefits	5,548	-
Share-based compensation	6,358	5,475
Cost recoveries from associates	-	(538)
	16,397	9,311

Key management employees are subject to employment agreements which provide for payments on termination of employment without cause or following a change of control providing for payments of between once to twice base salary and bonus and certain vesting acceleration clauses on restricted and deferred share units and share options. In 2023, termination benefits include a share-based compensation expense of $1.5 million related to certain share-based awards to outgoing executives.

22. Net (loss) earnings per share

	2023	2022
	$	$

Net (loss) earnings from continuing operations attributable to Osisko Gold Royalties Ltd's shareholders	(48,343)	85,285

Net loss attributable to Osisko Gold Royalties Ltd's shareholders	(48,343)	(118,754)

Basic weighted average number of common shares outstanding (in thousands)	185,226	180,398
Dilutive effect of share options	-	255

Diluted weighted average number of common shares	185,226	180,653

Net (loss) earnings per share from continuing operations
Basic and diluted	(0.26)	0.47

Net loss per share
Basic and diluted	(0.26)	(0.66)

As a result of the consolidated net loss for the year ended December 31, 2023, all potentially dilutive common shares are deemed to be antidilutive for the period and thus diluted net loss per share is equal to the basic net loss per share.

For the year ended December 31, 2022, 0.9 million share options and the 13.1 million common shares underlying the convertible debentures (which were repaid on December 31, 2022) were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23. Additional information from continuing operations on the consolidated statements of cash flows

	2023	2022
	$	$

Interests received measured using the effective rate method	5,587	5,689
Interests paid on long-term debt	17,183	14,578
Income taxes paid	2,585	1,150

Changes in non-cash working capital items
Increase in amounts receivable	(4,564)	(4,844)
Decrease (increase) in other current assets	704	(76)
Increase in accounts payable and accrued liabilities	1,975	1,689
	(1,885)	(3,231)

24. Financial risks

The Company's activities expose it to a variety of financial risks: market risks (including interest rate risk, foreign currency risk and other price risk), credit risk and liquidity risk. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's performance.

Risk management is carried out under policies approved by the Board of Directors. The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative financial instruments and non-derivative financial instruments, and investment in excess liquidities.

(a) Market risks

(i) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates.

The Company's interest rate risk on financial assets is primarily related to cash, which bear interest at variable rates. Based on the cash balance as at December 31, 2023, the impact on interest income over a 12-month horizon of a 1.0% shift in interest rates would be immaterial. Other financial assets are not exposed to interest rate risk because they are mostly non-interest bearing or bear interest at fixed rates.

The revolving credit facility bears a variable interest rate and, based on the revolving credit facility's balance as at December 31, 2023, the impact on net financial expenses over a 12-month horizon of a 1.0% shift in interest rates would amount to approximately $1.9 million ($1.5 million as at December 31, 2022). Other financial liabilities are not exposed to interest rate risk because they are non-interest bearing or bear a fixed interest rate.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

24. Financial risks (continued)

(a) Market risks (continued)

(ii) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency volatility, primarily with respect to the U.S. dollar. The Company holds cash denominated in U.S. dollars and can draw on its credit facility in U.S. dollars and is therefore exposed to gains or losses on foreign exchange.

As at December 31, 2023 and 2022, the balances in U.S. dollars held by entities having the Canadian dollar as their functional currency were as follows:

	December 31,
	2023	2022
	$	$

Cash	9,225	19,780
Amounts receivable	1,767	4,213
Other assets	1,037	1,194
Accounts payable and accrued liabilities	(473)	(37)
Revolving credit facility	(115,000)	-
Net exposure, in U.S. dollars	(103,444)	25,150
Equivalent in Canadian dollars	(136,815)	34,063

Based on the balances as at December 31, 2023, a 5% fluctuation in the exchange rates on that date (with all other variables being constant) would have resulted in a variation of net earnings of approximately $7.0 million in 2023 ($1.4 million in 2022).

(iii) Other price risk

The Company is exposed to equity price risk as a result of holding long-term investments in mining companies. The equity prices of long-term investments are impacted by various underlying factors, including commodity prices. Based on the Company's long-term investments held as at December 31, 2023 and 2022, a 10% increase (decrease) in the equity prices of these investments would have an immaterial impact on net earnings and would increase (decrease) other comprehensive income (loss) by $1.6 million for the years ended December 31, 2023 and 2022.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

24. Financial risks (continued)

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, amounts receivable, short-term investments and other financing facilities receivable. The Company reduces its credit risk by investing its cash in high interest savings accounts with Canadian and U.S. recognized financial institutions. In the case of amounts receivable, short-term investments and other financing facilities, the Company performs either a credit analysis or ensures that it has sufficient guarantees in case of a non-payment by the third-party to cover the net book value of the note. A provision is recorded if there is an expected credit loss based on the analysis. In some cases, the loans receivable could be applied against stream deposits due by the Company or converted into a royalty if the third-party is not able to reimburse its loan. As at December 31, 2023, a provision of $43.8 million ($13.9 million as at December 31, 2022) is recorded as a result of the expected credit loss analysis, mostly on certain loans made to the company holding the Renard diamond mine and the Amulsar gold project (the loans that were considered as credit-impaired were fully provisioned as the companies are not expected to be in a position to reimburse them).

The maximum credit exposure of the Company corresponds to the respective instrument's net carrying amount.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages the liquidity risk by continuously monitoring actual and projected cash flows, considering the requirements related to its investment commitments and matching the maturity profile of financial assets and liabilities. The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investment or divestitures. The Company also manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 17. As at December 31, 2023, cash is invested in high interest savings accounts held with Canadian and U.S. recognized financial institutions.

As at December 31, 2023, all financial liabilities to be settled in cash or by the transfer of other financial assets mature within 90 days, except for the revolving credit facility and the lease liabilities, which are described below:

	As at December 31, 2023
	Total amount payable		Estimated annual payments
		Maturity	2024	2025	2026	2027	2028-2029
	$		$	$	$	$	$

Revolving credit facility (i)	231,735	September 29, 2026	14,493	14,493	202,749	-	-
Lease liabilities	10,260	December 31, 2029	1,782	1,800	1,800	1,800	3,078
	241,995		16,275	16,293	204,549	1,800	3,078

(i) The interest payable is based on the actual interest rates as at December 31, 2023.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

25. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			December 31, 2023
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss (i)
Warrants on equity securities and convertible debentures and notes
Publicly traded mining companies
Precious metals	-	-	8,870	8,870
Other minerals	43	-	36	79
Financial assets at fair value through other comprehensive (loss) income (i)
Equity securities
Publicly traded mining companies
Precious metals	3,555	-	199	3,754
Other minerals	80,322	-	-	80,322
	83,920	-	9,105	93,025

			December 31, 2022
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss (i)
Warrants on equity securities and convertible debentures and notes
Publicly traded mining companies
Precious metals	-	-	18,026	18,026
Other minerals	844	-	5,347	6,191
Financial assets at fair value through other comprehensive (loss) income (i)
Equity securities
Publicly traded mining companies
Precious metals	6,288	-	3,530	9,818
Other minerals	8,519	-	-	8,519
	15,651	-	26,903	42,554

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

25. Fair value of financial instruments (continued)

During the year ended December 31, 2023, common shares having a fair value of $3.0 million were transferred from Level 3 to Level 1 as these common shares began trading on a recognized stock exchange. During the year ended December 31, 2022, there were no transfers among Level 1, Level 2 and Level 3.

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices on a recognized securities exchange at the balance sheet dates. The quoted market price used for financial assets held by the Company is the last transaction price. Instruments included in Level 1 consist primarily of common shares and warrants trading on recognized securities exchanges, such as the TSX, TSX Venture or NEO.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on the Company's specific estimates. If all significant inputs required to measure the fair value of an instrument are observable, the instrument is included in Level 2. Instruments included in Level 2 consist of notes receivable. If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.

Financial instruments in Level 3

Financial instruments classified in Level 3 include convertible instruments and warrants held by the Company that are not traded on a recognized securities exchange. The fair value of the investments in convertible instruments and warrants is determined directly or indirectly using the Black-Scholes option pricing model which includes significant inputs not based on observable market data.

The following table presents the changes in the Level 3 investments (comprised of warrants and convertible instruments) for the years ended December 31, 2023 and 2022:

	2023	2022
	$	$

Balance - January 1	26,903	34,934
Acquisitions	-	7,968
Warrants exercised	-	(80)
Acquisition of Tintic by Osisko Development (Note 29)	-	(10,827)
Transfer of common shares from level 3 to level 1	(3,000)	-
Disposal	(5,000)	-
Change in fair value - warrants exercised (i)	-	(322)
Change in fair value - warrants expired (i)	(552)	(405)
Change in fair value - investments held at the end of the period (i)	(9,246)	(4,304)
Foreign exchange revaluation impact	-	49
Deconsolidation of Osisko Development (Note 29)	-	(110)
Balance - December 31	9,105	26,903

(i)  Recognized in the consolidated statements of income (loss) under other losses, net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities and the convertible instruments of publicly traded mining exploration and development companies, classified as Level 3, is determined using directly or indirectly the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would have resulted in an insignificant variation of the fair value of the warrants and convertible instruments as at December 31, 2023 and 2022.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

25. Fair value of financial instruments (continued)

Financial instruments not measured at fair value on the consolidated balance sheets

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, short-term investments, revenues receivable from royalty, stream and other interests, amounts receivable from associates and other receivables, other financing facilities receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash, short-term investments, revenues receivable from royalty, stream and other interests, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The carrying value of the liability under the revolving credit facility approximates its fair value given that the credit spread is similar to the credit spread the Company would obtain under similar conditions at the reporting date. The fair value of the other financing credit facilities receivable approximate their carrying value as there were no significant changes in economic and risk parameters or assumptions related to the instruments since the issuance, acquisition or renewal of those financial instruments, with the exception of one note receivable for which an allowance was recorded on June 30, 2023 and a write-off on September 30, 2023 (Note 11) as the credit risk related to this note receivable had increased significantly.

26. Segment disclosure

Prior to the deconsolidation of Osisko Development on September 30, 2022 (Note 29), the Chief Executive Officer (chief operating decision-maker) organized and managed the business under two operating segments: (i) acquiring and managing precious metals and other royalties, streams and other interests, and (ii) the exploration, evaluation and development of mining projects. Following the deconsolidation of Osisko Development, and the deemed disposal of the exploration, evaluation and development of mining projects segment, the Chief Executive Officer organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows from continuing operations are attributable to this single operating segment. The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the years ended December 31, 2023 and 2022, royalty, stream and other interest revenues were earned from the following jurisdictions:

	North America (i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2023

Royalties	158,562	1,428	154	286	-	160,430
Streams	34,580	31,236	10,259	-	10,815	86,890

	193,142	32,664	10,413	286	10,815	247,320

2022

Royalties	140,488	1,257	69	2,252	-	144,066
Streams	39,701	23,948	892	-	9,202	73,743

	180,189	25,205	961	2,252	9,202	217,809

(i) 91% of North America's revenues are generated from Canada in 2023 (91% in 2022).

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

26. Segment disclosure (continued)

Geographic revenues (continued)

In 2023, three royalty/stream interests generated revenues of $146.3 million ($132.3 million in 2022), which represented 59% of revenues (61% of revenues in 2022), including one royalty interest that generated revenues of $90.1 million ($78.8 million in 2022). In 2023, revenues generated from precious metals and diamonds represented 90% and 10% of revenues, respectively (85% and 14% of revenues in 2022).

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at December 31, 2023 and December 31, 2022, which is based on the location of the properties related to the royalty, stream or other interests:

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

December 31, 2023

Royalties	638,871	182,858	11,257	71,809	-	14,868	919,663
Streams	185,912	163,149	194,267	-	29,494	46,379	619,201
Offtakes	-	-	9,348	-	4,899	-	14,247

	824,783	346,007	214,872	71,809	34,393	61,247	1,553,111

December 31, 2022

Royalties	664,985	157,552	17,345	24,228	-	14,965	879,075
Streams	225,517	177,853	-	-	30,203	51,017	484,590
Offtakes	-	-	9,572	-	5,016	-	14,588

	890,502	335,405	26,917	24,228	35,219	65,982	1,378,253

(i) 80% of North America's net interests are located in Canada as at December 31, 2023 (81% as at December 31, 2022).

27. Related party transactions

As at December 31, 2023, notes receivable from associates of US$6.2 million ($8.2 million) are included in short-term investments ($30.9 million as at December 31, 2022, included in other investments).

Until September 2023, Osisko was acting as a guarantor towards an insurance company that had issued environmental bonds to governmental authorities in the name of Osisko Development valued at approximately $17.9 million. In September 2023, the indemnity agreement between Osisko and the insurance company was terminated and, therefore, Osisko is no longer the guarantor of these environmental bonds.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

28. Commitments

Investments in royalty and stream interests

As at December 31, 2023, significant commitments related to the acquisition of royalties and streams are detailed in the following table:

Company	Project (asset)	Installments	Triggering events

Gold Resource Corporation	Back Forty project (gold stream)	US$5.0 million	Receipt of all material permits for the construction and operation of the project.
		US$25.0 million	Pro rata to drawdowns with construction finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	$45.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way, surface rights on the property and all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.
		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Offtake and stream purchase agreements

The following table summarizes the significant commitments related to producing assets and assets in advance stage of development to pay for gold and silver to which Osisko has the contractual right pursuant to the associated precious metals purchase agreements:

	Attributable payable production to be purchased		Per ounce/carat cash payment (US$)		Term of agreement	Date of contract
Interest	Silver	Other	Silver	Other
CSA streams (1)	100%	3.0 - 4.875% (Copper)	4%	4%	Life of mine	June 2023
Gibraltar stream (2)	87.5%		nil		Life of mine	March 2018 Amended June 2023
Mantos Blancos Stream (3)	100%		8% spot		Life of mine	September 2015 Amended Aug. 2019
Renard stream (4)		9.6% (Diamonds)		Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018
Sasa stream (5)	100%		$6.21		40 years	November 2015

(1) Osisko Bermuda will receive refined silver equal to 100% of the payable silver produced from the CSA mine for the life of the mine, and will be entitled to receive refined copper equal to 3.0% of payable copper produced from the CSA mine until the 5th anniversary of the agreements, then 4.875% of payable copper produced from the CSA mine until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from the CSA mine for the remaining life of the mine. On the 5th anniversary of the Closing Date, Metals Acquisition will have the option to exercise certain buy-down rights by paying a one-time cash payment to Osisko Bermuda of US$20.0 million to US$40.0 million. If the option is exercised, Osisko Bermuda will still be entitled to receive refined copper equal to 3.25% - 4.0625% of payable copper produced from the CSA mine until 23,900 to 28,450 metric tonnes have been delivered in aggregate, and thereafter 1.5% - 1.875% of payable copper produced from the CSA mine for the remaining life of the mine.

(2) Osisko will receive from Taseko an amount of silver production equal to 87.5% of Gibraltar mine's production, until reaching the delivery to Osisko of 6.3 million ounces of silver, and 30.625% of production thereafter. As of December 31, 2023, a total of 1.3 million ounces of silver have been delivered under the stream agreement.

(3) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%. As of December 31, 2023, a total of 5.6 million ounces of silver have been delivered to Osisko Bermuda under the stream agreement.

(4) On October 27, 2023, Stornoway announced it was temporarily suspending operations and placing itself under the protection of the Companies' Creditors Arrangement Act.

(5) Price subject to the lesser of 3% or inflation over the previous calendar year measured by the consumer price index (CPI) per ounce price escalation after 2016.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29. Deconsolidation of Osisko Development and discontinued operations

Deconsolidation of Osisko Development

On September 30, 2022, Osisko held an interest of 44.1% in Osisko Development (compared to 75.1% as at January 1, 2022). Effective on September 30, 2022, following certain changes made to Osisko's investment agreement with Osisko Development, Osisko ceased to consolidate Osisko Development as management determined that Osisko was no longer in a position of control over Osisko Development. Management determined it was still able to exert significant influence on Osisko Development and subsequently accounted for its retained investment as an associate under the equity method. Accordingly, Osisko deconsolidated Osisko Development on September 30, 2022, and started accounting for its investment in Osisko Development using the equity method.

On September 30, 2022, the Company derecognized the assets and liabilities of Osisko Development from its consolidated balance sheet, recorded its interest in Osisko Development at fair value as an investment in an associate (Note 10) at $207.0 million, recognized royalty and stream interests on assets held by Osisko Development of $122.1 million (Note 12 - these assets were eliminated on consolidation prior to the loss of control) and recognized a non-cash net loss on deconsolidation of $140.9 million. Osisko Development's results of operations and cash flows were consolidated into the Company's financial statements up to September 30, 2022.

The following tables summarize the financial information related to Osisko Development on September 30, 2022, which was immediately prior to deconsolidation. The amounts disclosed are before inter-company adjustments:

Summarized balance sheet

As at September 30, 2022
$

Current assets	168,092
Current liabilities	(51,330)
Current net assets	116,762

Non-current assets	902,768
Non-current liabilities	(105,757)
Non-current net assets	797,011
Total net assets	913,773
Accumulated other comprehensive income	(515)
Non-controlling interest	(443,295)

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29. Deconsolidation of Osisko Development and discontinued operations (continued)

Deconsolidation of Osisko Development (continued)

Discontinued operations

The activities of Osisko Development represented one of two distinct business segments of the Company, namely the exploration, evaluation and development of mining projects segment. This segment was deemed to have been disposed of and its results of operations and cash flows have been reclassified as discontinued operations. The following table summarizes the results of operations included as discontinued operations on the consolidated statements of loss for the year ended December 31, 2022. The amounts disclosed are before inter-company adjustments:

2022
$

Results from discontinued operations:
Net loss on deconsolidation	(140,910)
Results of discontinued operations:
Revenues	44,820
Impairment of mining assets	(81,000)
Other expenses, net	(89,895)
Net loss before income taxes	(126,075)
Deferred income tax (expense) recovery (see below)	(1,490)
Net loss	(127,565)
Net loss from discontinued operations	(268,475)

Net loss per share from discontinued operations
Basic and diluted	(1.50)

Equity financing transactions completed by Osisko Development prior to the deconsolidation

The following equity financing transactions were completed by Osisko Development prior to the deconsolidation and were presented under Net investments from minority shareholders in the consolidated statements of changes in equity and as discontinued operations on the consolidated statements of cash flows.

Bought deal private placement (2022)

In March 2022, Osisko Development completed a bought deal brokered private placement of an aggregate of (i) 13,732,900 ODV Subscription Receipts and (ii) 9,525,850 ODV Units (together with the ODV Subscription Receipts, the "Offered Securities") at a price of $4.45 per Offered Security, for aggregate gross proceeds of approximately $103.5 million (the "ODV Bought Deal Private Placement"), including the full exercise of the underwriters' option. Each ODV Unit was comprised of one common share of the company (each, an "ODV Common Share") and one common share purchase warrant (each, an "ODV Warrant"), with each ODV Warrant entitling the holder thereof to purchase one additional ODV Common Share at a price of $7.60 per ODV Common Share for a period of 60 months following the date hereof. Each ODV Subscription Receipt entitled the holder thereof to receive one ODV Unit, upon the satisfaction of the Bought Deal Escrow Release Conditions, which were met in May 2022. In consideration for their services, the underwriters were paid a cash commission equal to 5% of the gross proceeds of the ODV Bought Deal Private Placement (other than in respect of subscribers on the President's List for which no commission was paid).

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29. Deconsolidation of Osisko Development and discontinued operations (continued)

Equity financing transactions completed by Osisko Development prior to the deconsolidation (continued)

Non-brokered private placement (2022)

In March 2022, Osisko Development closed the first tranche of a non-brokered private placement (the "ODV Non-brokered Private Placement"), pursuant to which a total of 24,215,099 ODV Subscription Receipts were issued at a price of US$3.50 per ODV Subscription Receipt, for gross proceeds of approximately US$84.8 million ($108.1 million). In March 2022, Osisko Development also closed the second tranche of the ODV Non-brokered Private Placement pursuant to which an additional 9,365,689 ODV Subscription Receipts were issued at a price of US$3.50 per ODV Subscription Receipt, for additional gross proceeds of approximately US$32.8 million ($41.0 million). In April 2022, Osisko Development closed the third tranche of the ODV Non-brokered Private Placement pursuant to which an additional 512,980 ODV Subscription Receipts were issued at a price of US$3.50 per ODV Subscription Receipt, for additional gross proceeds of approximately US$1.8 million ($2.2 million).

Share consolidation of Osisko Development

In May 2022, Osisko Development completed a consolidation of its common shares, on a three for one basis (3:1). The equity financing transactions described above are presented prior to the share consolidation.

Acquisition of Tintic by Osisko Development

In May 2022, Osisko Development completed the acquisition of Tintic Consolidated Metals LLC ("Tintic"), which owns the Tintic property, as well as mineral claims covering more than 17,000 acres (including over 14,200 acres of which are patented) in Central Utah's historic Tintic Mining District (the "Tintic Transaction").

The table below presents the purchase price allocation for the acquisition:

Consideration paid	$

Issuance of 12,049,449 common shares of Osisko Development (i)	109,656
Cash	63,881
Convertible instruments (ii)	10,827
Fair value of deferred consideration of US$12.5 million ($15.9 million)	13,414
Fair value of other contingent payments, rights and obligations	1,695
199,473

Net assets acquired	$

Current assets	2,705
Mining assets and plant and equipment	182,229
Exploration and evaluation	38,508
Other non-current assets	1,735
Current liabilities	(1,322)
Non-current liabilities	(4,925)
Deferred income tax liability	(19,457)
199,473

(i) Prior to the share consolidation.

(ii) Represent the convertible instruments amounting to US$8.5 million ($10.8 million) issued to the sellers prior to the closing of the Tintic Transaction, which were part of the acquisition price.

For the year ended December 31, 2022, the revenues and net loss of Tintic included in the statement of loss under net loss from discontinued operations amounted respectively to $11.5 million and $1.6 million.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29. Deconsolidation of Osisko Development and discontinued operations (continued)

Material accounting policies applicable to the discontinued operations

(a) Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business are measured at fair value at the date of acquisition. Provisional fair values estimated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date. Any excess of the consideration paid is treated as goodwill, and any bargain gain is immediately recognized in the statement of income or loss and comprehensive income or loss. If control is lost as a result of a transaction, the participation retained is recognized on the balance sheet at fair value and the difference between the fair value recognized and the carrying value as at the date of the transaction is recognized in the statement of income or loss. Acquisition costs are expensed as incurred. The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences (generally at the closing date when the acquirer legally transfers the consideration).

(b) Non-controlling interests

Non-controlling interests represent an equity interest in a subsidiary owned by an outside party. The share of net assets of the subsidiary attributable to the non-controlling interests is presented as a component of equity. Their share of net income or loss and comprehensive income or loss is recognized directly in equity. Changes in the Company's ownership interest in the subsidiary that do not result in a loss of control are accounted for as equity transactions. Non-controlling interests represented the equity interest in Osisko Development owned by outside parties until September 30, 2022, the date where the Company ceased to consolidate Osisko Development.

(c) Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is calculated to amortize the cost of the property and equipment less their residual values over their estimated useful lives using the straight-line method and following periods by major categories for the material assets:

Exploration equipment and facilities 2-20 years

Mining plant and equipment (development) 3-20 years

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

(d) Exploration and evaluation expenditures

Exploration and evaluation assets are comprised of exploration and evaluation expenditures and mining properties acquisition costs for exploration and evaluation assets. Expenditures incurred on activities that precede exploration and evaluation, being all expenditures incurred prior to securing the legal rights to explore an area, are expensed immediately. Exploration and evaluation assets include rights in mining properties, paid or acquired through a business combination or an acquisition of assets, and costs related to the initial search for mineral deposits with economic potential or to obtain more information about existing mineral deposits. Mining rights are recorded at acquisition cost less accumulated impairment losses. Mining rights and options to acquire undivided interests in mining rights are depreciated only as these properties are put into commercial production.

Exploration and evaluation expenditures for each separate area of interest are capitalized and include costs associated with prospecting, sampling, trenching, drilling and other work involved in searching for ore like topographical, geological, geochemical and geophysical studies. They also reflect costs related to establishing the technical and commercial viability of extracting a mineral resource identified through exploration and evaluation or acquired through a business combination or asset acquisition.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29. Deconsolidation of Osisko Development and discontinued operations (continued)

Material accounting policies applicable to the discontinued operations (continued)

(d) Exploration and evaluation expenditures (continued)

Exploration and evaluation expenditures include the cost of:

(i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities;

(ii) determining the optimal methods of extraction and metallurgical and treatment processes;

(iii) studies related to surveying, transportation and infrastructure requirements;

(iv) permitting activities; and

(v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures include overhead expenses directly attributable to the related activities.

(e) Provision for environmental rehabilitation

Provision for environmental rehabilitation, restructuring costs and legal claims, where applicable, is recognized when:

(i) Osisko Development has a present legal or constructive obligation as a result of past events.

(ii) It is probable that an outflow of resources will be required to settle the obligation.

(iii) The amount can be reliably estimated.

The provision is measured at management's best estimate of the expenditure required to settle the obligation at the end of the reporting period, and is discounted to present value where the effect is material. The increase in the provision due to passage of time is recognized as finance costs. Changes in assumptions or estimates are reflected in the period in which they occur. Provision for environmental rehabilitation represents the legal and constructive obligations associated with the eventual closure of Osisko Development's property, plant and equipment. These obligations consist of costs associated with reclamation and monitoring of activities and the removal of tangible assets. The discount rate used is based on a pretax rate that reflects current market assessments of the time value of money and the risks specific to the obligation, excluding the risks for which future cash flow estimates have already been adjusted.

Reclamation deposits

Reclamation deposits are term deposits held for the benefit of the Government of the Province of British Columbia as collateral for possible rehabilitation activities on Osisko Development's mineral properties in connection with permits required for exploration activities. Reclamation deposits are released once the property is restored to satisfactory condition, or as released under the surety bond agreement. As they are restricted from general use, they are included under other assets on the consolidated balance sheets.

(f) Share-based compensation

Share option plan

Osisko Development offers a share option plan to its directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche's vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29. Deconsolidation of Osisko Development and discontinued operations (continued)

Material accounting policies applicable to the discontinued operations (continued)

(f) Share-based compensation (continued)

Deferred and restricted share units

Osisko Development offers a DSU plan to its non-executive directors and a RSU plan to its officers, employees and consultants as part of their long-term compensation package, entitling them to receive a payment in the form of common shares, cash (based on the Osisko Development's share price at the relevant time) or a combination of common shares and cash, at the sole discretion of Osisko Development. The fair value of the DSU and RSU granted by Osisko Development to be settled in common shares is measured on the grant date and is recognized over the vesting period under non-controlling interests with a corresponding charge to share-based compensation. A liability for the DSU and RSU to be settled in cash is measured at fair value on the grant date and is subsequently adjusted at each balance sheet date for changes in fair value. The liability is recognized over the vesting period with a corresponding charge to share-based compensation.

Critical accounting estimates and judgements applicable to the discontinued operations

Critical accounting estimates and assumptions

Mineral reserves and resources - Exploration and development projects

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from Osisko Development's mining properties. Osisko Development estimates its mineral reserve and mineral resources based on information compiled by Qualified Persons as defined by Canadian Securities Administrators National Instrument 43-101, Standards for Disclosure of Mineral Projects. Such information includes geological data on the size, depth and shape of the mineral deposit, and requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, future capital requirements, and production costs along with geological assumptions and judgements made in estimating the size and grade that comprise the mineral reserves. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mineral properties and deferred development costs, property, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets and depreciation and amortization charges.

Impairment of exploration and evaluation assets, mining interests and plant and equipment

Osisko Development's accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalized. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalized the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalized amount will be written off to the consolidated statement of income or loss.

Development activities commence after project sanctioning by senior management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalized exploration and evaluation expenditure. Such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the consolidated statement of income or loss.

Osisko Development's recoverability of its recorded value of its exploration and evaluation assets, mining interests and plant and equipment is based on market conditions for metals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29. Deconsolidation of Osisko Development and discontinued operations (continued)

Critical accounting estimates and judgements applicable to the discontinued operations (continued)

Critical accounting estimates and assumptions (continued)

Impairment of exploration and evaluation assets, mining interests and plant and equipment (continued)

At each reporting date, Osisko Development evaluates each mining property and project on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a prolonged period from completion of previous activities, the deferred expenditures related to that property or project are written off or written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.

The recoverable amounts of exploration and evaluation assets, mining interests and plant and equipment are determined using the higher of value in use or fair value less costs of disposal. Value in use consists of the net present value of future cash flows expected to be derived from the asset in its current condition based on observable data. The calculations use cash flow projections based on financial budgets approved by management. These cash flow projections are based on expected recoverable ore reserves, selling prices of metals, operating costs, discount rates and foreign exchange rates. Fair value less costs of disposal consists of the expected sale price (the amount that a market participant would pay for the asset) of the asset net of transaction costs.

Osisko Development may use other approaches in determining the fair value which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; (iii) market capitalization of comparable assets; and (iv) comparable sales transactions. Any changes in the quality and quantity of recoverable ore reserves, expected selling prices and operating costs could materially affect the estimated fair value of mining interests, which could result in material write-downs or write-offs in the future.

Provision for environmental rehabilitation

Provision for environmental rehabilitation is based on Osisko Development's management best estimates and assumptions, which management believes are a reasonable basis upon which to estimate the future liability, based on the current economic environment. These estimates consider any material changes to the assumptions that occur when reviewed regularly by management and are based on current regulatory requirements. Significant changes in estimates of discount rate, contamination, rehabilitation standards and techniques will result in changes to the provision from period to period. Actual reclamation and closure costs will ultimately depend on future market prices for the costs which will reflect the market condition at the time the costs are actually incurred. The final cost of the rehabilitation provision may be higher or lower than currently provided for.

Critical judgements in applying the Company's accounting policies related to the discontinued operations

Business combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of judgement. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, exploration and evaluation properties and mining interests and property, plant and equipment in particular, generally requires a high degree of judgement. Changes in the judgements made could impact the amounts assigned to assets and liabilities.

Impairment of exploration and evaluation assets, mining interests and plant and equipment

Assessment of impairment of exploration and evaluation assets (including exploration and evaluation assets under a farm-out agreement), mining interests and plant and equipment requires the use of judgements when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on Osisko Development's exploration and evaluation, mining interests and plant and equipment assets.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29. Deconsolidation of Osisko Development and discontinued operations (continued)

Critical accounting estimates and judgements applicable to the discontinued operations (continued)

Critical judgements in applying the Company's accounting policies related to the discontinued operations (continued)

Impairment of exploration and evaluation assets, mining interests and plant and equipment (continued)

Factors which could trigger an impairment review include, but are not limited to, an expiry of the right to explore in the specific area during the period or will expire in the near future, and is not expected to be renewed; substantive exploration and evaluation expenditures in a specific area, taking into consideration such expenditures to be incurred by a farmee, is neither budgeted nor planned; exploration for and evaluation of mineral resources in a specific area have not led to the discovery of commercially viable quantities of mineral resources and Osisko Development has decided to discontinue such activities in the specific area; sufficient data exists to indicate that, although a development in a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered in full from successful development or by sale; significant negative industry or economic trends; interruptions in exploration and evaluation activities by Osisko Development or its farmee; a significant change in current or forecast commodity prices or in interest rates; and a significant change in expected recoverable ore reserves and operating costs.

Changes in the judgements used in determining the fair value of the exploration and evaluation assets, mining interests and plant and equipment could impact the impairment analysis.

Additional notes to the consolidated financial statements

The following notes to the consolidated financial statements are only presented for the year ended December 31, 2022 to detail the material movements of Osisko Development's assets and liabilities prior to the deconsolidation.

Mining interests and mining plant and equipment

	Year ended December 31, 2022
	Mining interests	Mining plant and equipment	Total
	$	$	$

Net book value - January 1	543,953	83,712	627,665
Acquisition of Tintic	169,175	13,054	182,229
Additions	36,754	14,214	50,968
Impairments	(81,000)	-	(81,000)
Mining exploration tax credits	(6,275)	-	(6,275)
Change in environmental rehabilitation assets	(3,797)	-	(3,797)
Depreciation	(2,385)	(9,489)	(11,874)
Disposals and others	(275)	(4,632)	(4,907)
Currency translation adjustments	21,183	3,384	24,567
Deconsolidation of Osisko Development	(677,333)	(100,243)	(777,576)
Net book value - December 31	-	-	-

Impairment - San Antonio gold project

As at September 30, 2022, the market conditions, industry cost pressures and inflationary environment were considered as indicators of impairment, among other facts and circumstances and, accordingly, management of Osisko Development performed an impairment assessment on all of its projects. The impairment assessment resulted in an impairment charge of $81.0 million on the San Antonio gold project for the three months ended September 30, 2022.

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29. Deconsolidation of Osisko Development and discontinued operations (continued)

Additional notes to the consolidated financial statements (continued)

Mining interests and mining plant and equipment assets

Impairment - San Antonio gold project (continued)

On September 30, 2022, the San Antonio gold project was written down to its estimated recoverable amount of $35.0 million, which was determined by the value-in-use using a discounted cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the production and sale of gold from the San Antonio gold project over the estimated life of the mine, based on the expected long-term gold price per ounce, costs inflation forecast and a pre-tax real discount rate of 19.9% applied to the cash flow projections.

A sensitivity analysis was performed by management of Osisko Development for the long-term gold price and the pre-tax real discount rate (in isolation). If the long-term gold price per ounce applied to the cash flow projections had been 10% lower than management's estimates, Osisko Development would have recognized an additional impairment charge of $35.0 million. If the pre-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management's estimates, Osisko Development would have recognized an additional impairment charge of $5.8 million.

The mining plant and equipment movements by category of assets for the year ended December 31, 2022 are as follows:

	Year ended December 31, 2022
	Land and buildings	Machinery and equipment	Construction- in-progress	Total Mining plant and equipment
	$	$	$	$

Net book value - January 1	16,473	42,990	24,249	83,712
Acquisition of Tintic	6,940	4,420	1,694	13,054
Additions	1,418	9,574	3,222	14,214
Depreciation	(1,399)	(8,090)	-	(9,489)
Transfers	(133)	5,526	(5,393)	-
Disposals and others	(964)	(3,668)	-	(4,632)
Currency translation adjustments	550	2,060	774	3,384
Deconsolidation of Osisko Development	(22,885)	(52,812)	(24,546)	(100,243)
Net book value - December 31	-	-	-	-

Exploration and evaluation assets

Year ended December 31, 2022
$
Net book value - January 1	3,635
Acquisition of Tintic	38,508
Additions	4,519
Other adjustments	(417)
Currency translation adjustments	3,138
Deconsolidation of Osisko Development	(49,383)
Net book value - December 31	-

Osisko Gold Royalties Ltd

Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29. Deconsolidation of Osisko Development and discontinued operations (continued)

Additional notes to the consolidated financial statements (continued)

Provisions and other liabilities

				Year ended December 31, 2022
	Environ- mental rehabili- tation (i)	Lease liabilities	Deferred premium on flow-through shares	Derivative financial instru- ments (ii)	Deferred consideration and contingent payments (iii)	Total
	$	$	$	$	$	$
Balance - January 1	53,237	9,866	914	-	-	64,017
Acquisition of Tintic by Osisko Development	5,370	325	-	-	15,109	20,804
New liabilities	261	108	-	39,841	-	40,210
Revision of estimates	(4,299)	(2,463)	-	-	-	(6,762)
Change in fair value	-	-	-	(21,483)	-	(21,483)
Accretion	2,185	-	-	-	333	2,518
Settlements/payments of liabilities	(2,549)	(6,306)	-	-	-	(8,855)
Recognition of deferred premium on flow-through shares	-	-	(914)	-	-	(914)
Currency translation Adjustments	1,193	12	-	1,333	1,149	3,687
Deconsolidation of Osisko Development	(55,398)	(1,542)	-	(19,691)	(16,591)	(93,222)
Balance - December 31	-	-	-	-	-	-

(i) The environmental rehabilitation provision represented the legal and contractual obligations associated with the eventual closure of Osisko Development's mining interests, plant and equipment and exploration and evaluation assets (mostly for the Cariboo property, Bonanza Ledge Phase 2 and San Antonio projects).

(ii) Represented the warrants accounted for as derivative liabilities issued by Osisko Development and exercisable in U.S. dollars .

(iii) Represented the deferred consideration and contingent payments payable by Osisko Development with regards to its acquisition of Tintic.

30. Subsequent events

Repayment of revolving credit facility

In 2024, the Company repaid a total of $30.2 million on its revolving credit facility.

Dividend

On February 20, 2024, the Board of Directors declared a quarterly dividend of $0.06 per common share payable on April 15, 2024 to shareholders of record as of the close of business on March 28, 2024.